Form 10-K, Exhibit 13
period 1996-07-31
AMERICAN NATIONAL BANCORP INC
filed 1996-11-06
CIK 948020

1996 ANNUAL REPORT TO STOCKHOLDERS

                   AMERICAN NATIONAL BANCORP, INC.
                          TABLE OF CONTENTS

                                                                  Page

Message of President and Chief Executive Officer . . . . . . . . . . 1
Selected Consolidated Financial and Other Data . . . . . . . . . . . 3
Management's Discussion and Analysis of
  Financial Condition and Results of Operations. . . . . . . . . . . 5
American National Bancorp, Inc. Common Stock and Related Matters . .16
Consolidated Financial Statements. . . . . . . . . . . . . . . . . .17
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . .22
Independent Auditors' Report and Selected Quarterly Financial Data .51


             [American National Bancorp, Inc. Letterhead]




To our Stockholders:


     I am pleased to report that American National Bancorp, Inc. has made significant progress in the nine months following the close of its successful mutual to stock conversion on October 31, 1995. The Company sold 2,182,125 shares of common stock at $10.00 per share and minority stockholders of American National Savings Bank, F.S.B. (the "Bank") were issued 1.94 shares of Company common stock in exchange for each outstanding share of common stock of the Bank. Due to the offering and profits, stockholders' equity increased by $18.3 million to $47.3 million at July 31, 1996.

     Net income increased to $1.5 million from $10,000 in 1995. Net interest income for 1996 increased $1.2 million to $12.9 million compared to $11.7 million for 1995. This 9.5% increase primarily reflects growth in assets, relatively stable net interest margins and a decrease in the provision for loan losses.

     In 1996, assets were up $35.1 million or 8.2% to $461.3 million, and loans were up $45.9 million or 19.8% to $278.0 million. We are beginning to see the results of the Bank's efforts to expand its lending operations. Although our primary focus continues to be single-family residential loans, the Company continues to promote its auto, home equity and construction lending in order to change the mix of assets and improve earnings. Nonperforming assets decreased to $4.7 million or 1% of total assets at July 31, 1996, compared to $9.5 million or 2.2% of total assets at July 31, 1995. Our capital continues to significantly exceed all regulatory requirements and supports our firm commitment to remain a financially sound institution.

     Consistent with the Company's capital management program and its goal to improve Return on Equity, in June 1996, we repurchased 199,025 shares and in August 1996 we repurchased 189,074 shares of American National Bancorp's Common Stock in the open market at a cost of approximately $2.0 million and $2.3 million, respectively. Stockholders will continue to benefit from this repurchase plan as future profits are spread over fewer shares. Also, on September 19, 1996, the Board of Directors authorized the first quarterly cash dividend of three cents ($.03) per share to be paid on or about November 15, 1996 to stockholders of record as of October 31, 1996.

     Although the Company's returns on assets and equity are below industry norms, the Company's core earnings continue to improve with management focused on its Strategic Business Plan which targets return on equity of approximately 12% in three years. While the future course of interest rates cannot always be accurately predicted, we believe that through continued hard work, this goal is achievable.


Letter to Stockholders, Continued


     Our goal to increase profitability has fostered our commitment to improve our delivery and our mix of services. The relocation of our largest branch at the Fallstaff Shopping Center in Pikesville, to a free standing building complete with drive-up and ATM capabilities, should open in late October, 1996. We are also building a highly visible office on a pad site of the Constant Friendship Shopping Center in Harford County, one of the Company's primary lending markets. This office should be operational by the spring of 1997. However, in late November, 1996, we will open a temporary office in the shopping center until our larger facility is completed. We anticipate that this increased exposure in Harford County will not only enhance our lending capabilities but will also be a strong source of low cost core deposits.

     The Company continues to grow its market share. Marketing studies confirm that customers who use the Bank's services continue to be very satisfied. The Company increased the awareness of American National Savings Bank over the past year through a very successful media campaign. This campaign contributed, in a large part, to the $45.9 million increase in loans. The Company intends to build on this success and has increased its advertising and marketing budgets for 1997.

     We also intend to improve customer service by investing in technology in the future. While retaining our strong customer base in the over-age 55 category, we are working to increase our market share of younger customers. Since these customers demand technology-based delivery systems, the Bank is currently reviewing potential new products including telephone banking, Internet services, and debit cards for implementation in 1997. We will also continue to focus on building competitive checking accounts and other core deposits.

     Recent federal legislation has been enacted to recapitalize the FDIC insurance fund. Although the one-time special assessment that the Bank is required to make will have a short term impact on its 1997 earnings, the long term effect will be to significantly reduce the Bank's future insurance expenses.

     With our strong capital position, improved asset quality and higher core earnings, we believe exciting opportunities lie ahead. And, with the continued support of our stockholders, customers and employees, I am confident that we will continue to provide quality service and enhance our performance.




                              A. Bruce Tucker
                              President and Chief Executive
                              Officer

Selected Consolidated Financial and Other Data

     Prior to October 31, 1995, the Company had no assets or operations. The following tables set forth certain consolidated financial and other data of the Company at and for the year ended July 31, 1996, and of the Bank at and for the years ended July 31, 1995, 1994, 1993 and 1992.
This information is derived in part from and should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto presented elsewhere herein. For additional information about the Company and the Bank, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     At July 31,
                               --------------------------------------------------------
                                 1996        1995        1994        1993        1992
                               --------    --------    --------    --------    --------
Selected Consolidated
 Financial Condition Data:                           (In Thousands)

Total assets                   $461,271    $426,174    $400,046    $383,259    $398,863
Loans receivable,  net (1)      278,042     232,089     208,542     221,595     254,665
Mortgage-backed securities      100,195     156,775     117,597     102,478      97,179
Investment securities            24,109      13,918       6,825       8,583       4,800
Securities available for sale    40,266       3,030      43,600      27,141
Cash and cash equivalents         4,902       5,360       7,109       5,112      19,134
Investments in real estate, net   5,670       5,828       5,623       6,282       7,476
Investments in and advances to
    real estate joint ventures    1,270       2,215       3,676       4,576       6,883
Deposits                        313,083     314,613     308,989     317,711     344,586
Borrowed funds                   97,269      78,475      58,197      40,968      29,400
Stockholders' equity             47,270      28,959      29,160      21,193      20,508

____________________________________
(1)     Includes loans held for sale.

                                    At or for the Years Ended July 31,
                                     ---------------------------------------------------
                                      1996       1995       1994      1993       1992
                                     -------    -------    -------   -------    --------
Key Financial Ratios and Other Data:

Performance Ratios:
Return on average assets (1)(2)         .35%        %         .33%      .18%       .05%
Return on average equity (1)(3)        3.63       .03        4.68      3.27        .95
Net interest rate spread (4)           2.44      2.48        2.56      2.73       2.06
Net interest margin (5)                2.93      2.87        2.89      2.97       2.44
Net interest income to
  noninterest expense                128.15    125.76      120.11    127.70     103.91
Net interest income after
  provision for loan losses
  to total noninterest expense       120.46     89.51      98.56      86.44      75.52
Noninterest expense to average
  assets                               2.25      2.24       2.36       2.28       2.32

Quality Ratios:
Nonperforming loans to
  total loans (6)                      1.31      3.52       1.67       3.34       3.74
Nonperforming assets to
  total assets (7)                     1.01      2.23       1.07       2.33       3.05
Allowance for loan losses to
  nonperforming loans                112.87     73.90     101.41      30.42      15.06
Allowance for loan losses to
  nonperforming assets (7)            94.37     66.98      85.70      26.04      12.07

Equity Ratios:
Stockholders' equity to assets
  at period end                       10.25      6.80       7.29       5.53       5.14
Average stockholders' equity
  to average assets                    9.55      6.95       7.05       5.54       5.05
Average interest-earning assets to
  average interest-bearing
  liabilities                        110.54    108.04     107.84     105.16     106.34
Other Data:
Number of full-service offices            9         9          9          9          9

Per Share Data:
  Book value per share               $13.06    $14.11     $14.21        N/A       N/A
  Earnings per share (8)                .36                  .41        N/A       N/A
  Pro forma net income per share (8)    .47       N/A        .67        N/A       N/A
  Dividends declared per share          N/A       .40        .30        N/A       N/A
  Dividend payout ratio                 N/A       N/A        .73        N/A       N/A

____________________________________
(1)     Net income for the fiscal year ended July 31, 1993, includes $583,000 representing the cumulative effect of change in accounting for income taxes.
(2)     Return on average assets represents net income divided by average total assets.
(3)     Return on average equity represents net income divided by average equity.
(4)     Net interest rate spread represents the difference between average yield on interest-earning assets and average cost of interest-bearing liabilities.
(5)     Net interest margin represents net interest income as a percentage of average interest-earning assets.
(6)     Nonperforming loans include nonaccrual loans and accruing loans 90 days or more delinquent.
(7)     Nonperforming assets consist of nonperforming loans and foreclosed assets.
(8)     See Note 13 of Notes to Consolidated Financial Statements.
/TABLE

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS


American National Bancorp, Inc.

     American National Bancorp, Inc. (the "Company") is a Delaware corporation that was organized in July 1995. On October 31, 1995, the Company acquired 100% of the capital stock of American National Savings Bank, F.S.B. (the "Bank"), sold 2,182,125 shares of common stock in a subscription offering for a purchase price of $10.00 per share (the "Offering"), and issued 1,798,402 shares of common stock in exchange for 927,000 shares of the Bank's common stock held by shareholders other than American National Bankshares, M.H.C. (together with the Offering, the "Conversion"). Immediately following the Conversion, the only significant assets of the Company were the common stock of the Bank and $19.3 million of the proceeds from the Offering. The Company is registered as a savings and loan holding company with the Office of Thrift Supervision (the "OTS"). At July 31, 1996, the Company had total consolidated assets of $461.3 million, total consolidated deposits of $313.1 million, and consolidated stockholders' equity of $47.3 million. The Company's executive office is located at 211 North Liberty Street, Baltimore, Maryland 21201 and its telephone number is (410) 752-0400.

American National Savings Bank, F.S.B.

     American National Savings Bank, F.S.B. (the "Bank") is a federally chartered stock savings bank headquartered in Baltimore, Maryland. The Bank conducts operations through nine full-service offices in its market area consisting of Baltimore City and parts of the Maryland counties of Baltimore, Howard, Harford, Anne Arundel, and Carroll. The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits together with other funds, in loans collateralized by one- to four-family residential real estate, mortgage-backed securities, and, to a lesser extent, construction and land development loans, consumer loans and investment securities. In the past, the Bank also actively originated multifamily residential real estate loans and commercial real estate loans; however, originations of such loans have decreased significantly in recent years as the Bank has sought to reduce the credit risk and losses in its loan portfolio. The Bank also has reduced its involvement in real estate joint ventures due to economic conditions and changes in regulatory capital requirements.

General

     The Company's results of operations are primarily dependent on its net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities, and investment portfolios, and its cost of funds consisting of interest paid on deposits and borrowed funds. The Company's net income also is affected by its provisions for losses on loans and investments in real estate, as well as the amount of noninterest income, including fees and service charges, gains or losses on sales of loans, mortgage-backed securities, investment securities, and other noninterest income, and noninterest expense, including salary and employee benefits, net occupancy, federal deposit insurance premiums, operations of investment in real estate, other noninterest expense, and income taxes. During the fiscal years ended July 31, 1996, 1995, and 1994, net interest income constituted 97.8%, 92.6%, and 84.0% of gross earnings (i.e., net interest income and noninterest income), and noninterest income constituted 2.2%, 7.4%, and 16.0% of gross earning, respectively. Net income of the Company is also affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities.

Financial Condition

     Total assets increased by $35.1 million, or 8.2%, to $461.3 million at July 31, 1996 from $426.2 million at July 31, 1995 due to the second step stock offering which closed October 31, 1995. Loans receivable increased by $45.9 million, or 19.8%, to $278.0 million at July 31, 1996 from $232.1 million at July 31, 1995 largely due to increased originations and purchases of loans. Securities available for sale increased $37.3 million, to $40.3 million at July 31, 1996 from $3.0 million at July 31, 1995. Mortgage-backed securities decreased $56.6 million, or 36.1%, to $100.2 million at July 31, 1996 from $156.8 million at July 31, 1995. The increase in securities available for sale and the decrease in mortgage-backed securities was due primarily to the reclassification of securities to the available for sale portfolio in December 1995. In November 1995, the Financial Accounting Standards Board announced its intention to allow a one-time change in the classification of securities, providing such change was effected by December 31, 1995. Management utilized this opportunity and designated part of its mortgage-backed and investment securities portfolio as available for sale. Investment securities increased $10.2 million, or 73.2%, to $24.1 million at July 31, 1996 due to the purchase of higher yielding callable securities, offset by the transfer of securities into the available for sale portfolio in December 1995.

     Advances from the Federal Home Loan Bank of Atlanta increased $18.7 million, or 42.3%, to $62.8 million at July 31, 1996 from $44.1 million at July 31, 1995 in order to fund loan settlements and purchases.

     Total stockholders' equity increased by $18.3 million to $47.3 million at July 31, 1996 compared to $29.0 million at July 31, 1995. This increase was the result of $20.0 million of proceeds from the stock offering, net of expenses, and net income for the year of $1.5 million, partially offset by the Company's establishment of an Employee Stock Ownership Plan (the "ESOP") which borrowed $1.7 million from the proceeds, the repurchase of 5% of its outstanding shares, or 199,025 shares, in open market transactions, and an increase in the net unrealized holding loss on securities of $424,000.

Results of Operations

     General. The Company reported net income of $1.5 million, $10,000, and $1.3 million for the fiscal years ended July 31, 1996, 1995, and 1994. The $1.5 million increase for the fiscal year ended July 31, 1996 resulted from the decrease in the provision for loan losses of $2.6 million and an increase in net interest income of $1.1 million, partially offset by a decrease in noninterest income of $647,000, an increase in noninterest expense of $699,000 and an increase in income tax expense of $647,000. Net income for the fiscal year ended July 31, 1994 included substantial gains on sales of loans, mortgage-backed securities, and investment securities, which income is not considered to be core earnings and there is no assurance that these gains will occur in future periods, or that there will not be losses on sales of loans, mortgage-backed securities, and investment securities in future periods. Net income represented a return on average assets of .35%, .00% and
 .33%, and a return on average equity of 3.63%, .03%, and 4.68% for the fiscal years ended July 31, 1996, 1995, and 1994, respectively.

     Interest Income. Interest income totaled $33.4 million for the fiscal year ended July 31, 1996, compared to $31.0 million for the fiscal year ended July 31, 1995. The $2.4 million, or 7.9%, increase in interest income for the fiscal year ended July 31, 1996 compared to the fiscal year ended July 31, 1995 was due to an increase of $27.4 million in average interest earning assets to $438.5 million from $411.1 million and a 9 basis point increase in the yield on average interest earning assets to 7.62% from 7.53%. The increase in average interest earning assets resulted primarily from a $27.0 million, or 12.6%, increase in average mortgage loans to $240.7 million from $213.7 million and a $5.6 million, or 42.7%, increase in investment securities to $18.7 million from $13.1 million, partially offset by a $7.2 million, or 4.5%, decrease in mortgage-backed securities.

     Interest income totaled $31.0 million for the fiscal year ended July 31, 1995, compared to $27.3 million for the fiscal year ended July 31, 1994. The $3.7 million, or 13.6%, increase in interest income for the fiscal year ended July 31, 1995 compared to the fiscal year ended July 31, 1994 was due to a 41 basis point increase in the yield on average interest earning assets to 7.53% from 7.12%, and an increase of $27.3 million in average interest earning assets to $411.1 million from $383.8 million. The principal reason for the increase in the yield on interest-earning assets was a 98 basis point increase in the yield on average mortgage-backed securities. Such increase resulted from the upward repricing of the Bank's adjustable rate securities portfolio which, at July 31, 1995, comprised 44.0% of the Bank's portfolio of mortgage-backed securities. The yield on the Bank's average mortgage loans decreased by 10 basis points to 8.48% from 8.58%. The increase in average interest-earnings assets resulted primarily from a $7.9 million, or 3.8%, increase in average mortgage loans to $213.7 million from $205.8 million, a $20.2 million, or 14.2% increase in mortgage-backed securities to $162.2 million from $142.0 million, and a $4.9 million increase in investment securities, partially offset by a $5.7 million decrease in other interest-earnings assets. The increase in interest-earning assets reflected management's decision to leverage the Bank's capital in order to increase net interest income.

     Interest Expense. Interest expense totaled $20.6 million for the fiscal year ended July 31, 1996, compared to $19.2 million for the fiscal year ended July 31, 1995. The $1.4 million increase was due to a $16.2 million, or 4.3%, increase in average interest-bearing liabilities to $396.7 million from $380.5 million, and a 13 basis point increase in the average cost of interest-bearing liabilities to 5.18% form 5.05%. Total average deposits increased $6.3 million, or 2.0% and total borrowed funds increased $9.9 million, or 14.0%.

     Interest expense totaled $19.2 million for the fiscal year ended July 31, 1995, compared to $16.2 million for the fiscal year ended July 31, 1994. The $3.0 million increase for the fiscal year ended July 31, 1995 compared to the fiscal year ended July 31, 1994 was due to a $24.6 million, or 6.9%, increase in average interest-bearing liabilities to $380.5 million from $355.9 million, and a 49 basis point increase in the average cost of interest-bearing liabilities to 5.05% from 4.56%. The increase in average interest bearing liabilities resulted from the Bank's strategy of leveraging its capital in order to increase net interest income. In order to leverage its capital, the Bank increased its average borrowings to $70.9 million from $40.7 million. The Bank's borrowings included Federal Home Loan Bank ("FHLB") advances and securities sold under agreements to repurchase.

     Net Interest Income. Net interest income increased by $1.2 million, or 9.5%, to $12.9 million for the fiscal year ended July 31, 1996 from $11.7 million for the fiscal year ended July 31, 1995. The increase in net interest income was primarily due to the results of operations discussed above, which resulted in an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 110.54% from 108.04%, partially offset by a 4 basis point decrease in the Bank's interest rate spread to 2.44% from 2.48%.

     Net interest income increased by $662,000, or 6.0%, to $11.7 million for the fiscal year ended July 31, 1995 from $11.1 million for the fiscal year ended July 31, 1994. The increase in net interest income was primarily due to the results of operations discussed above, which resulted in an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 108.04% from 107.84%, partially offset by an 8 basis point decrease in the Bank's interest rate spread to 2.48% from 2.56%.

     Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, the Company's past loan loss experience, the volume and type of lending presently being conducted by the Company, adverse situations that may affect borrowers' ability to repay loans, estimated value of underlying loan collateral, current economic conditions in the Company's market area, and other relevant factors. Management calculates the general allowance for loan losses in part based on past experience, and in part based on specified percentages of loan balances. The allowance is reviewed by management and the Board of Directors, both of which believe that the Company's allowance for loan losses is reasonable and adequate to cover losses reasonably expected in its loan portfolio. Although management uses the best information available and its best judgment in providing for possible losses, no assurance can be given as to whether future adjustments may be necessary. The Company's allowance for loan losses was $4.4 million. or 1.5% of total loans receivable at July 31, 1996, compared to $6.4 million, or 2.6%, of total loans receivable at July 31, 1995. During the fiscal year ended July 31, 1996, the Company's provision for loan losses was $772,000, compared to $3.4 million for the fiscal year ended July 31, 1995. The decrease in the provision for loan losses for the fiscal year ended July 31, 1996, compared to the fiscal year ended July 31, 1995, reflected a reduction in nonperforming assets to $4.7 million, or 1.0% of total assets, at July 31, 1996 from $9.5 million, or 2.2% of total assets, at July 31, 1995.

     The Bank's provision for loan losses was $3.4 million for the fiscal year ended July 31, 1995, compared to $2.0 million for the fiscal year ended July 31, 1994. The increase in the provision for loan losses for the fiscal year ended July 31, 1995 was attributable to a provision of $1.6 million recorded for the quarter ended October 31, 1994, that related to developments affecting several loans that were part of the Bank's largest lending relationship at July 31, 1995. During the fiscal year ended July 31, 1995, the borrower became delinquent on these loans, and the loans were placed on nonaccrual status. The Bank has foreclosed on several of the loans comprising this lending relationship and is continuing its efforts to resolve these loans. These loans were the primary reason for the increase in the Bank's nonperforming assets to $9.5 million or 2.2% of total assets at July 31, 1995 from $4.3 million, or 1.1%, of total assets at July 31, 1994. As of July 31, 1995, the Bank's allowance for loan losses was $6.4 million, or 2.6%, of total loans receivable and 73.9% of nonperforming loans, compared to the Bank's July 31, 1994 allowance for loan losses of $3.7 million, or 1.7% of total loans receivable and 101.4% of nonperforming loans.

     Noninterest Income. Noninterest income, consisting primarily of deposit fees, loan servicing fees and gains and losses on sales of loans, mortgage-backed securities and investments, totaled $293,000 for the fiscal year ended July 31, 1996 compared to $940,000 for the fiscal year ended July 31, 1995. The $647,000 decrease for the fiscal year ended July 31, 1996 compared to the fiscal year ended July 31, 1995 was due primarily to the sale of low yielding mortgage-backed and investment securities at a loss, and to a decrease in revenue from the Bank's subsidiary, American National Insurance Agency, Inc.

     Noninterest income totaled $652,000 for the fiscal year ended July 31, 1995, compared to $2.0 million for the fiscal year ended July 31, 1994. The $1.3 million decrease for the fiscal year ended July 31, 1995 compared to the fiscal year ended July 31, 1994 was due primarily to nominal sales of securities during the fiscal year ended July 31, 1995 as compared to gains of $1.1 million on the sale of mortgage-backed securities during the fiscal year ended July 31, 1994, a decrease in the gain on sales of loans of $159,000 and an increase in the loss on investments in joint ventures of $174,000. The Bank sold few securities or loans during the fiscal year ended July 31, 1995, because it held relatively few securities in its available for sale portfolio, and because of its strategy to increase its interest-earning assets.

     Noninterest Expense. Noninterest expense, consisting primarily of salaries and employee benefits, occupancy and equipment, federal deposit insurance premiums and losses on investments in real estate ("REO") totaled $10.0 million for the fiscal year ended July 31, 1996 compared to $9.3 million for the fiscal year ended July 31, 1995. The $700,000 increase for the fiscal year ended July 31, 1996 compared to the fiscal year ended July 31, 1995 was the result of increased advertising expense for mortgage and consumer loans and deposits, salary increases, as well as costs associated with the formation of the ESOP.

     Noninterest expense remained relatively stable at $9.1 million for the fiscal years ended July 31, 1995 and 1994. Decreases of $296,000 in other noninterest expense and $41,000 in loss on investments in real estate were partially offset by increases of $207,000 in salaries and employee benefits, and $67,000 in advertising expense.

     Income Taxes. The Company's income tax provisions (benefit) were $801,000, $(50,000), and $695,000 in the fiscal years ended July 31,
1996, 1995, and 1994, respectively.

     Deposit Insurance Premiums. The deposits of federal savings banks such as the Bank are presently insured by the Savings Association Insurance Fund (the "SAIF"), which along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the Federal Deposit Insurance Corporation. Financial institutions which are members of the BIF have been experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required level of reserves.

     On September 30, 1996, legislation was enacted and signed into law which provides a resolution to the disparity in BIF/SAIF premiums. In particular, SAIF-insured institutions will pay a one-time assessment of
65.7 cents on every $100 of deposits held at March 31, 1995. Such payment is due no later than November 29, 1996. As a result of the new law the Company will be required to pay approximately $2,033,000. Assuming the special assessment is tax deductible, the cost, net of income tax benefits, will be approximately $1.34 million. The Company will make a one-time charge to earnings of this amount for the fiscal quarter ending October 31, 1996. Also, beginnning January 1, 1997, the current annual minimum premium of 23 basis points will be reduced to approximately 6.5 basis points.

Average Balance Sheet

     The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the years indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years presented. Average balances are derived from daily average balances.

                                                                                   Years Ended July 31,
                               ----------------------------------------------------------------------------------------------------
                                             1996                               1995                              1994
                               --------------------------------   --------------------------------   ------------------------------
                                                        Average                           Average                            Average
                               Average                  Yield/    Average                 Yield/     Average                 Yield/
                               Balance     Interest      Cost     Balance     Interest     Cost      Balance     Interest     Cost
                               -------     --------     -------   -------     --------    -------    --------    --------    ------
                                                                 (Dollars in Thousands)
Interest-earning assets:
  Mortgage loans (1)           $240,713     $20,652      8.58%    $213,701     $18,120      8.48%    $205,770     $17,650      8.58%
  Consumer and other loans       13,377       1,102      8.24       11,932         916      7.68       11,892         809      6.80
  Mortgage-backed
   securities (2)               154,945       9,630      6.22      162,178      10,355      6.38      141,978       7,665      5.40
  Investment securities  (3)     18,749       1,255      6.70       13,139         831      6.32        8,242         432      5.24
  Other (4)                      10,742         779      7.25       10,158         747      7.35       15,881         769      4.85
                               --------    --------     -----     --------     -------    ------     --------     -------     -----
    Total interest-
     earning assets             438,526      33,418      7.62      411,108      30,969      7.53      383,763      27,325      7.12
Noninterest-earning assets        6,986                              5,896                              6,983
                               --------                           --------                           --------
        Total assets           $445,512                           $417,004                           $390,746
                               --------                           --------                           --------
                               --------                           --------                           --------

Interest-bearing liabilities:
  Deposits:
    Passbook accounts          $ 41,468       1,230      2.97     $ 43,347       1,332      3.07     $ 46,709       1,422      3.04
    NOW accounts                 15,356         237      1.54       14,675         240      1.64       15,609         264      1.69
    Money accounts               45,601       1,511      3.31       51,652       2,008      3.89       59,566       1,842      3.09
    Certificates of deposit     213,428      12,847      6.02      199,922      11,343      5.67      193,284      10,399      5.38
                               --------    --------     -----     --------     -------    ------     --------     -------     -----
        Total deposits          315,853      15,825      5.01      309,596      14,923      4.82      315,168      13,927      4.42
                               --------    --------     -----     --------     -------    ------     --------     -------     -----
  Borrowings:
    Advances from Federal Home
     Loan Bank                   46,851       2,770      5.91       50,182       3,084      6.15       31,403       1,993      6.35
    Securities sold under
     agreements to
      repurchase                 34,005       1,958      5.76       20,741       1,216      5.86        9,307         321      3.45
                               --------    --------     -----     --------     -------    ------     --------     -------     -----
        Total borrowed funds     80,856       4,728      5.85       70,923       4,300      6.06       40,710       2,314      5.68
                               --------    --------     -----     --------     -------    ------     --------     -------     -----
        Total interest-bearing
         liabilities            396,709      20,553      5.18      380,519      19,223      5.05      355,878      16,241      4.56
Noninterest-bearing liabilities   6,245                              7,512                              7,313
                               --------                           --------                           --------
            Total liabilities   402,954                            388,031                            363,191
Stockholders' equity             42,558                             28,973                             27,555
                               --------                           --------                           --------
        Total liabilities and
         stockholders' equity  $445,512                           $417,004                           $390,746
                               --------                           --------                           --------
                               --------                           --------                           --------
Net interest income                         $12,865                            $11,746                            $11,084
                                            -------                            -------                            -------
                                            -------                            -------                            -------
Net interest rate spread (5)                            2.44%                              2.48%                              2.56%
                                                       -----                              -----                              -----
                                                       -----                              -----                              -----
Net interest margin (6)                                 2.93%                              2.86%                              2.89%
                                                       -----                              -----                              -----
                                                       -----                              -----                              -----
Ratio of average interest-
  earning assets to average
  interest-bearing
    liabilities                 110.54%                            108.04%                            107.84%
                                ------                             ------                             ------
                                ------                             ------                             ------

_________________________________________
(1)     Includes nonperforming loans.
(2)     Includes mortgage-backed securities available for sale.  Separate yields for available-for-sale portfolio are not available as the income from the available-for-sale securities has not historically been segregated from the income from the held-to-maturity securities.
(3)     Includes investment securities available for sale.  Separate yields for available-for-sale portfolio are not available as the income from the available-for-sale securities has not historically been segregated from the income from the held-to-maturity securities.
(4)     Includes interest-bearing deposits in other financial institutions, federal funds sold, securities purchased under agreements to resell, Federal Home Loan Bank stock, and ground rents.
(5)     Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)     Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); and (iii) changes in rate-volume (changes in rate multiplied by the change in average volume); and (iv) the net change.



                                                           Years Ended July 31,
                                   --------------------------------   --------------------------------------
                                             1996 vs. 1995                        1995 vs. 1994

                                   --------------------------------   --------------------------------------
                                      Increase/(Decrease)                 Increase/(Decrease)
                                            Due to          Total               Due to                Total
                                    Rate/                  Increase    Rate/                        Increase
                                   Volume    Rate  Volume (Decrease)  Volume     Rate     Volume   (Decrease)
                                   ------    ----  ------  --------   ------     ----     ------    --------
                                   (In Thousands)
Interest income:
    Mortgage loans                 $2,291    $214    $27     $2,532     $681     $(203)     $(8)     $  470
    Consumer and other loans          111      67      8        186        3       103        1         107
    Mortgage-backed securities       (462)   (276)    13       (725)   1,091     1,400      199       2,690
    Investment securities             354      49     21        424      257        89       53         399
    Other interest-earning assets      43     (10)    (1)        32     (276)      397     (143)        (22)
                                   ------    ----  -----   --------   ------    ------    -----    --------
        Total interest-earning
          assets                   $2,337     $44    $68     $2,449   $1,756    $1,786     $102      $3,644
                                   ------    ----  -----   --------   ------    ------    -----    --------
                                   ------    ----  -----   --------   ------    ------    -----    --------

Interest expense:
    Passbook                         $(58)   $(46)    $2      $(102)   $(102)      $13      $(1)       $(90)
    NOW                                11     (13)    (1)        (3)     (16)       (9)       1         (24)
    Money fund                       (235)   (297)    35       (497)    (244)      473      (63)        166
    Certificate                       766     691     47      1,504      357       568       19         944
    Advances from FHLB               (205)   (117)     8       (314)   1,192       (63)     (38)      1,091
    Reverse repurchase agreements     777     (21)   (14)       742      394       225      276         895
                                   ------    ----  -----   --------   ------    ------    -----    --------
        Total interest-bearing
            liabilities            $1,056    $197    $77     $1,330   $1,581    $1,207     $194      $2,982
                                   ------    ----  -----   --------   ------    ------    -----    --------
                                   ------    ----  -----   --------   ------    ------    -----    --------

Change in net interest income      $1,281   $(153)   $(9)    $1,119     $175      $579     $(92)     $  662
                                   ------    ----  -----   --------   ------    ------    -----    --------
                                   ------    ----  -----   --------   ------    ------    -----    --------


Asset and Liability Management-Interest Rate Sensitivity Analysis

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

     The Company's deposit accounts typically react more quickly to changes in market interest rates than interest-earning assets such as fixed rate mortgage loans, because of the relatively shorter maturities of deposits. When interest rates are rising, interest expense will increase more rapidly than interest income if a higher volume of interest-bearing liabilities than interest-earning assets reprice to higher interest rates. In a falling interest rate environment, interest income will decrease less rapidly than interest expense if a higher volume of interest-bearing liabilities than interest-earning assets reprice to lower interest rates.

     Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. To reduce the potential volatility of the Company's earnings in a changing interest rate environment, the Company invests in mortgage-backed securities that have adjustable rates and/or relatively short expected terms. At July 31, 1996, $97.4 million, or 73.0%, of the Company's $133.5 million of mortgage-backed securities had adjustable interest rates. The Company also originates adjustable-rate loans, and from time to time may purchase ARM loans. During the fiscal year ended July 31, 1996, the Company purchased $11.0 million of adjustable-rate one- to four-family mortgage loans. At July 31, 1996, $114.1 million, or 38.2%, of the Company's total loans receivable had adjustable interest rates. The Company also seeks to reduce the term of its interest-earning assets by offering fixed-rate one- to four-family mortgage loans with terms of 15 years or less.

     In addition, the Company manages its interest-bearing liabilities by offering competitive interest rates on deposit accounts and pricing certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms. At July 31, 1996, time deposits maturing beyond 12 months totaled $97.3 million, or 31.1%, of the Company's total deposits.

     At July 31, 1996, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded its total interest-earning assets maturing or repricing within one year by $19.4 million, representing a cumulative one-year gap ratio of negative 4.2%. The Company's gap measures indicate that net interest income is moderately exposed to increases in interest rates. In a rising interest rate environment, the Company's net interest income may be adversely affected as liabilities would reprice to higher market rates more quickly than assets. This effect would be compounded because the prepayment speeds of the Company's long-term fixed-rate assets would decrease in a rising interest rate environment. Although the Company could reduce its exposure to interest rate risk by investing more of its assets in short-term securities and adjustable-rate mortgage-backed securities, management believes that the benefits of such a strategy would be outweighed by the loss of earnings from an increased concentration on short-term and adjustable-rate investments, which may offer lower yields.

     The Company's analysis of the gap between its interest-earning assets and interest-bearing liabilities within specified periods may include the effects of certain hedging techniques that may be used by the Company to manage interest rate risk, including primarily interest-rate cap agreements that the Company has from time to time entered into with national brokerage firms. An interest-rate cap agreement is an agreement pursuant to which the seller of the cap agrees to pay the buyer the difference between the actual interest rate and the strike rate set forth in the contract if the actual rate is higher than the strike rate. Pursuant to the cap agreements that the Company has used in the past and may continue to use from time to time, the Company receives variable interest payments based on the spread between the variable three month London Interbank Offered Rate ("LIBOR") and the strike rate of the caps if the variable three month LIBOR is higher than the strike rate. The premiums paid for such agreements are amortized over the life of the agreements. The interest differential received, if any, on interest rate cap agreements is recorded as an adjustment to interest expense. During the fiscal years ended July 31, 1996 and 1995, the Company did not use interest rate cap agreements. During the fiscal year ended July 31, 1994, the net effect of the Company's interest rate caps was to increase the Company's interest expense by $200,000. Although the interest rate caps have reduced the Company's net interest income in prior years, they also reduced the Company's exposure to increases in interest rates.

     The Company has an Asset-Liability Management Committee, which is responsible for reviewing the Company's asset and liability policies. Management presently monitors and evaluates the potential impact of interest rate movements upon the market value of portfolio equity and the level of net interest income on a quarterly basis. This evaluation is performed in compliance with OTS regulations and is compared to Board-established limits to ensure that interest rate risk is maintained within these guidelines. The Committee meets quarterly and reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and regulatory requirements.

     Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at July 31, 1996, that are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term or repricing or the contractual terms of the asset or liability.


                                                       At July 31, 1996
                            ---------------------------------------------------------------------------
                             Within       1-3        3-5        5-10     10-20     Over 20
                             1 Year      Years      Years      Years     Years      Years       Total
                            -------     -------     ------     -------   ------     ------     --------
                                                    (Dollars in Thousands)
Interest-earning assets:
  Real Estate Mortgages:
   Adjustable Rate          $85,489     $20,655     $7,935     $     $      $      $114,079
   Fixed (1)                 31,310      30,017     18,905      32,772   25,083      7,209      145,296
  Consumer                   12,375       2,877      2,955         385       75                  18,667
  Mortgage-backed
    securities               89,754       4,052      2,747       2,884      631        127      100,195
  Investment securities       5,198                              9,947    8,964                  24,109
  Securities available
    for sale                 12,976       4,756     13,976       6,085    2,453         20       40,266
  Other interest-earning
    assets (2)                5,372                                                  4,904       10,276
                            -------     -------     ------     -------   ------     ------     --------
    Total interest-earning
      assets                242,474      62,357     46,518      52,073   37,206     12,260      452,888

Rate sensitive liabilities:
  Passbook accounts          32,217       4,487       2,136      1,638      296          7       40,781
  NOW accounts                9,024       2,042       1,348      1,693      814        117       15,038
  Money accounts             32,504       4,527       2,155      1,652      299          8       41,145
  Certificates of deposit   118,772      59,823      19,711     17,813                          216,119
  Borrowings                 69,394      25,625                  1,500      750                  97,269
                            -------     -------     ------     -------   ------     ------     --------
    Total interest-bearing
      liabilities           261,911      96,504      25,350     24,296    2,159        132      410,352
                            -------     -------     ------     -------   ------     ------     --------

Interest sensitivity gap    (19,437)    (34,147)     21,168     27,777   35,047     12,128       42,536
                            -------     -------     ------     -------   ------     ------     --------
                            -------     -------     ------     -------   ------     ------     --------
Cumulative interest-
  sensitivity gap           (19,437)    (53,584)    (32,416)    (4,639)  30,408     42,536       42,536
                            -------     -------     ------     -------   ------     ------     --------
                            -------     -------     ------     -------   ------     ------     --------
Cumulative interest-
  sensitivity gap to
  total assets                 (4.2)%     (11.6)%      (7.0)%     (1.0)%    6.6%       9.2%
Ratio of interest-earning
  assets to interest-bearing
  liabilities                  92.6%       64.6%      183.5%     214.3%  1723.3%    9287.9%
Cumulative ratio of interest
  sensitive assets to
  interest sensitive
  liabilities                  92.6%       85.0%       91.6%      98.9%   107.4%     110.4%

____________________________________
(1)     Includes loans held for sale.
(2)     Includes federal funds sold, interest-bearing deposits in other banks, Federal Home Loan Bank stock, and ground rents.


     The above table was prepared based on the Company's historical experience and OTS decay rate assumptions. Management believes that the assumptions used to prepare the table approximate the standards used in the savings industry, and considers the assumptions appropriate and reasonable. However, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

     Net Portfolio Value. The OTS has adopted a rule that incorporates an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between discounted incoming and outgoing cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the IRR component quarterly for each institution from the institution's Thrift Financial Reports. The OTS has deferred for the present time the date on which the IRR component is to be deducted from total capital. The following table presents the Bank's NPV as of June 30, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank.


   Change in                                                Change in NPV
 Interest Rates           Net Portfolio Value                as a % of
in Basis Points    ------------------------------------   Estimated Market
 (Rate Shock)      Amount       $ Change       % Change    Value of Assets

               (Dollars in Thousands)

      400         $20,400       $(28,430)        (58)%         5.89%
      300          27,372        (21,459)        (44)          4.45
      200          35,111        (13,719)        (28)          2.84
      100          42,399         (6,432)        (13)          1.33
     Static        48,830
     (100)         53,987          5,156          11           1.07
     (200)         55,582          6,752          14           1.40
     (300)         57,289          8,459          17           1.75
     (400)         59,656         10,825          22           2.24

     As shown by the table above, increases in interest rates will result in net decreases in the Bank's NPV, while decreases in interest rates will result in smaller net increases in the Bank's NPV. Because the table reflects the Bank's NPV decreasing by 2.84% if interest rates increase by 200 basis points, the Bank would be required to make a deduction from total capital for purposes of calculating the Bank's risk-based capital requirement if such decrease exceeded 2% of the estimated market value of its assets for three consecutive quarters. No capital deduction was required at July 31, 1996. As is the case with the gap table, certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV requires the making of certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income.

Liquidity and Capital Resources

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5%. The Bank's liquidity ratio averaged 7.7% during the month of July 1996. In addition the Bank is required to maintain short term liquid assets of at least 1% of the Bank's average daily balance of net withdrawable deposit accounts and current borrowings. The Bank adjusts liquidity as appropriate to meet its asset and liability management objectives. Certain mortgage-backed securities, time deposits, federal funds sold and other assets outstanding at July 31, 1996, 1995, and 1994, that qualify for liquidity amounted to $11.9 million, $26.4 million, and $19.3 million, respectively. At July 31, 1996, the Bank was in compliance with such liquidity requirements.

     The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, FHLB advances and other borrowings, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in federal funds, and other short-term interest-earning and other assets, which provide liquidity to meet lending requirements.

     The Company's borrowings increased to $97.3 million at July 31, 1996 and an average of $80.9 million for the fiscal year ended July 31, 1996. The $18.7 million increase was primarily in advances from the Federal Home Loan Bank of Atlanta in order to fund loan settlements and purchases. The Company's borrowings increased to an average of $70.9 million for the fiscal year ended July 31, 1995, from an average of $40.7 million for the fiscal year ended July 31, 1994. The increase in borrowings related primarily to the Company's efforts to manage its level of interest rate risk by utilizing longer-term FHLB borrowings, and leverage proceeds of the Minority Stock Offering. Although the average rate paid by the Company has exceeded the average rate paid on deposits, the Company did not use deposits to fund the growth in assets that occurred after the Minority Stock Offering because of management's belief that shorter-term deposits would adversely affect the Company's exposure to increases in interest rates, that longer-term deposits would be more expensive, and that any attempt to quickly increase deposits would be more costly than a strategic effort to grow deposits in a controlled manner over a period of time. The Company's deposits increased to $313.1 million at July 31, 1996, from an average of $309.6 million over the fiscal year ended July 31, 1995, and the Company intends to continue its strategic effort to grow its deposit base in the future as it leverages proceeds of the October 31, 1995 Offering.

     The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $5.2 million, $1.8 million, and $7.0 million for the fiscal years ended July 31, 1996, 1995, and 1994, respectively.

     Net cash used in investing activities consisted primarily of disbursements for purchases of mortgage-backed securities, loan originations and purchases, and purchases of investment securities, offset by proceeds from the sales and repayments of mortgage-backed securities, loan principal repayments, and sales and maturities of investment securities totalled $39.6 million, $29.4 million, $21.8 million, for the fiscal years ended July 31, 1996, 1995, and 1994, respectively. Disbursements for purchases of mortgage-backed securities totalled $42.7 million, $17.4 million, and $131.3 million for the years ended July 31, 1996, 1995, and 1994, respectively. Disbursements for loans originated and purchased were $94.4 million, $58.3 million and $43.5 million for the years ended July 31, 1996, 1995, and 1994,
respectively.   Disbursements for purchases of investment securities
totalled $29.2 million, $7.8 million and $6.6 million for the years ended July 31, 1996, 1995 and 1994, respectively. Proceeds from the sales and repayments of mortgage-backed securities totalled $67.9 million, $18.1 million, and $89.4 million for the years ended July 31, 1996, 1995, and 1994, respectively. Proceeds from loan principal repayments totalled $40.7 million, $27.8 million, and $45.8 million for the years ended July 31, 1996, 1995 and 1994, respectively. Proceeds from the sales and maturities of investment securities totalled
$12.0 million, $1.9 million and $17.0 million for the years ended
July 31, 1996, 1995 and 1994, respectively.

     Net cash provided by financing activities consisting primarily of net activity in deposit accounts, proceeds from funding and repayments of FHLB advances, and net activity in securities sold under agreements to repurchase totalled $33.9 million, $25.8 million, and $16.7 million for the fiscal years ended July 31, 1996, 1995 and 1994, respectively. Additionally, on October 31, 1995, the Company completed its conversion to a stock holding company and received net proceeds of $19.3 million. Also, in November 1993, the Bank completed its minority stock offering and received net proceeds of $8.3 million. The net increase (decrease) in deposits was ($1.5) million, $5.6 million and $(8.7) million for the years ended July 31, 1996, 1995 and 1994, respectively. The activity in net proceeds (repayments) from FHLB advances was $18.7 million, $(6.6) million and $24.4 million for the years ended July 31, 1996, 1995 and 1994, respectively. The net increase (decrease) in securities sold under agreements to repurchase was $107,000, $26.9 million, and $(7.1) million for the years ended July 31, 1996, 1995 and 1994, respectively.

     Federal regulations require thrift institutions to maintain certain minimum levels of regulatory capital. The regulatory capital regulations require minimum levels of tangible and core capital of 1.5% and 3%, respectively, of adjusted total assets and risk-based capital of 8% of risk-weighted assets. The Bank was in compliance with the regulatory capital requirements with tangible, core and risk-based capital ratios of approximately 8.64%, 8.64% and 18.2%, respectively, at July 31, 1996.

     The Bank has other sources of liquidity, including a $95 million line of credit with the FHLB. At July 31, 1996, the Bank's FHLB advances totaled $62.8 million.

Impact of Inflation and Changing Prices

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

     Accounting for Impairment of Long-Lived Assets. In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 is effective for fiscal years beginning after December 15, 1995. Earlier application is permitted. SFAS 121 will require, among other things, that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management adopted the provisions of SFAS 121 as of August 1, 1996, and the adoption of SFAS 121 will not have a material impact on the Company's financial statements.

     Mortgage Servicing Rights. In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 Accounting for Mortgage Servicing Rights (SFAS 122). SFAS 122 is effective for years beginning after December 15, 1995. The Statement requires among other provisions, that the Company capitalize the estimated fair value of servicing rights on loans originated for sale, and amortize such amount over the estimated servicing life of the loan. The Company adopted the provisions of SFAS 122 as of August 1, 1996. Adoption of SFAS 122 will not have a material impact on the Company's financial statements.

     Stock-Based Compensation. In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123 Accounting for Awards of Stock-Based Compensation to Employees (SFAS 123). SFAS 123 is effective for years beginning after December 15, 1995. The Statement defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for an employee stock option or similar equity instrument, and for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (Opinion 25). Under the fair value-based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Most fixed stock option plans, the most common type of stock compensation plan, have no intrinsic value at grant date, and under Opinion 25 no compensation cost is recognized for them.
 Compensation cost is recognized for other types of stock based compensation plans under Opinion 25, including plans with variable, usually performance-based, features. SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. Management adopted the provisions of SFAS 123 as of August 1, 1996 using the intrinsic value-based method and believes that the adoption will not have a material impact on the Company's financial statements. The Company will provide disclosure about its stock based employee compensation plans in its 1997 financial statements, as required by SFAS 123.

     Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. In June 1996, the FASB issued Statement of Financial Accounting Standards 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 125). SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement will require, among other things, that the Company record at fair value, assets and liabilities resulting from a transfer of financial assets. The Company will adopt the provisions of SFAS 125 as of January 1, 1997, and management believes that the adoption of SFAS 125 will not have a material effect on the Company's financial condition or results of operations.

                  AMERICAN NATIONAL BANCORP, INC.
                  COMMON STOCK AND RELATED MATTERS

     On October 31, 1995, the Company acquired all of the outstanding common stock of the Bank, sold 2,182,125 shares of Company common stock for a purchase price of $10.00 per share and issued 1,798,402 shares of Company common stock in exchange for the Bank's outstanding common stock held by shareholders other than American National Bankshares, M.H.C. On that date, the Company's common stock began to trade on the Nasdaq National Market using the Bank's previous symbol, "ANBK." As of September 27, 1996, the Company had 846 stockholders of record and 3,603,646 outstanding shares of common stock. This does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

     The following table sets forth the high and low trading prices of the Company's common stock subsequent to the completion of the Offering. No dividends have been declared on the Common Stock since the Offering. In September 1996, the Company's Board of Directors authorized a quarterly cash dividend of $.03 per share which will be paid on or about November 15, 1996, to stockholders of record as of October 31, 1996.

     Three Months Ended              High         Low
     ------------------             ------       ------
     January 31, 1996               $10.25       $9.375
     April 30, 1996                  10.25        9.50
     July 31, 1996                   10.625       9.50



    Payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions.

American National Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
July 31, 1996 and 1995

                                           Assets          1996     1995
                                                         -------  --------
                                                           (In
Thousands)
Cash:
  On hand and due from banks                              $2,671
2,170
  Interest-bearing deposits                                1,837
2,240
Federal funds sold                                           394
950
Securities available for sale, amortized cost
  of $41,370, and $2,922, respectively (note 2)           40,266
3,030
Investment securities, fair value of $23,651 and
  $13,652, respectively (note 3)                          24,109
13,918
Mortgage-backed securities, fair value of $97,627
  and $152,621, respectively (notes 4 and 11)            100,195
156,775
Loans receivable, net (notes 5 and 11)                   278,042
232,089
Federal Home Loan Bank stock, at cost (note 17)            3,141
2,914
Investments in real estate, net (note 6)                   5,670
5,828
Investments in and advances to real
  estate joint ventures (note 7)                           1,270
2,215
Property and equipment, net (note 8)                       1,198
965
Prepaid expenses and other assets                            612
624
Income taxes receivable                                        -
380
Deferred income taxes (note 12)                            1,866
2,076
                                                         -------  --------
                                                         461,271
426,174
                                                         -------  --------
                                                         -------  --------
     Liabilities and Stockholders' Equity
Liabilities:
     Deposits (note 9)                                  $313,083
314,613
     Securities sold under agreements to
       repurchase  (note 10)                              34,445
34,338
     Advances from the Federal Home Loan
      Bank of Atlanta (note 11)                           62,824
44,137
     Drafts payable                                          859
1,288
     Advance payments by borrowers for taxes
       and insurance                                       1,760
1,852
     Accrued expenses and other liabilities                1,030
987
                                                         -------  --------
               Total liabilities                         414,001
397,215
                                                         -------  --------
Stockholders' equity (notes 13 and 17):
     Serial preferred stock, 10,000,000 shares
       authorized, none issued.                                -       -
     Common stock, $1 par value, 20,000,000 shares
       authorized, 2,052,000 shares issued and
       outstanding at July 31, 1995                            -
2,052
     Common stock, $.01 par value, 8,000,000
       shares authorized, 3,980,500
       shares issued and 3,781,475 shares
       outstanding at July 31, 1996                           40       -
     Additional paid-in capital                           30,705
7,652
     Unearned common stock acquired by
       management recognition
       and retention plans                                   (77)
(132)
     Unearned employee stock ownership plan (ESOP) shares (1,629)
 -
     Treasury stock at cost, 199,025 shares               (2,040)
 -
     Retained income - substantially restricted           21,970
20,662
     Net unrealized holding loss on securities,
      net of income taxes                                 (1,699)
(1,275)
                                                         -------   --------
               Total stockholders' equity                 47,270
28,959
                                                        --------   --------
Commitments (notes 5, 8, 13 and 14)                     $461,271
426,174
                                                -------     --------
                                                -------     --------

American National Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended July 31, 1996, 1995 and 1994

                                   1996       1995      1994
                                  -------    -------    -------
                                          (In Thousands)
Interest income:
     Loans receivable             $21,754     19,036     18,459
     Mortgage-backed securities     9,630     10,355      7,665
     Investment securities          1,255        831        432
     Other                            779        747        769
      Total interest income        33,418     30,969     27,325
Interest expense:
     Deposits (note 9)             15,825     14,923     13,927
     Borrowed funds                 4,728      4,300      2,314
        Total interest expense     20,553     19,223     16,241
              Net interest income  12,865     11,746     11,084
Provision for loan losses             772      3,386      1,989
   Net interest income after
    provision for loan losses      12,093      8,360      9,095
Noninterest income:
     Fees and service charges         640        592        630
     Gain (loss) on sales of:
          Loans receivable, net        41         20        179
          Mortgage-backed
            securities, net          (558)        (5)     1,100
       Investment securities, net     (14)        15        (46)
     Other                            184        318        254
      Total noninterest income        293        940      2,117
Noninterest expenses:
  Salaries and employee benefits    4,276      4,066      3,859
  Net occupancy                     1,341      1,300      1,313
  Professional services               380        399        367
  Advertising                         684        442        375
  Federal deposit insurance
    premiums                          772        809        831
  Furniture, fixtures and
    equipment                         324        286        282
  Equity in net loss of real
    estate joint ventures (note 7)    193        288        114
     Loss on investments in real
       estate (note 6)                390        330        371
     Other                          1,679      1,420      1,716
      Total noninterest expenses   10,039      9,340      9,228
      Income (loss) before
        income taxes                2,347        (40)     1,984
Income tax provision
  (benefit) (note 12)                 801         (50)      695
               Net income        $  1,546          10     1,289
Net income per share of common
  stock (note 13):
     From date of conversion          .36           -        .41
     Pro forma                         .47         N/A        .67

American National Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended July 31, 1996, 1995 and 1994


                                                           Net
                                                         Unearned                                        unrealized
                                                          common                                          holding
                                                           stock                                           gains
                                              Additional  acquired   Unearned                           (losses) on
                                     Common     paid-in     by         ESOP     Treasury     Retained    securities,
                                      stock     capital    MRRP       shares      stock       income        net        Total
                                                                          (In Thousands)
Balance at July 31, 1993               $  -         -         -          -          -         21,193         -         21,193
Unrealized holding gain on
     securities available for sale,
     net of income taxes, recognized
     upon adoption of Statement 115
     (note 1)                             -         -         -          -          -              -         924          924
Change in net unrealized holding
     losses on securities, net of
     income taxes (note 2)                -         -         -          -          -              -      (2,372)      (2,372)
Proceeds from common stock
     offering, net of conversion
     costs (note 13)                   2,025    7,409         -          -          -         (1,125)          -        8,309
Common stock acquired by
     management recognition and
     retention plan (MRRP)
     (note 13)                            27      243      (270)         -          -              -          -             -
Cash dividends declared (note 13)          -        -         -          -          -           (276)         -          (276)
MRRP                                       -        -        93          -          -              -          -            93
Net income - 1994                          -        -         -          -          -          1,289          -         1,289
Balance at July 31, 1994               2,052    7,652      (177)         -          -         21,081     (1,448)       29,160
Change in net unrealized gains
     on securities, net of
     income taxes (note 2)                 -        -         -          -          -              -        115           115
Amortization of net unrealized
     holding loss (note 4)                 -        -         -          -          -            (58)        58             -
Cash dividends declared (note 13)          -        -         -          -          -           (371)         -          (371)
MRRP                                       -        -        45          -          -              -          -            45
Net income - 1995                          -        -         -          -          -             10          -            10
Balance at July 31, 1995               2,052    7,652      (132)         -          -         20,662     (1,275)       28,959
Changes in net unrealized
     losses on securities,
     net of income taxes
     (note 2)                              -        -         -          -          -              -       (570)         (570)
Amortization of net unrealized
     holding loss (note 4)                 -        -         -          -          -           (146)       146             -
Proceeds from common stock
     offering, net of expenses
     (note 13)                        (2,012)  23,052         -          -          -              -          -        21,040
Cash dividends declared (note 13)          -        -         -          -          -            (92)         -           (92)
MRRP                                       -        -        55          -          -              -          -            55
Borrowings for employee
     stock ownership plan
     (ESOP) (note 15)                      -        -         -     (1,746)         -              -          -        (1,746)
Compensation expense - ESOP                -        1         -        117          -              -          -           118
Purchase of common stock                   -        -         -          -     (2,040)             -          -        (2,040)
Net income - 1996                          -        -         -          -          -            1,546        -         1,546
Balance at  July 31, 1996               $ 40   30,705       (77)    (1,629)    (2,040)          21,970   (1,699)       47,270


American National Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended July 31, 1996, 1995 and 1994

                                        1996     1995    1994
                                      -------  -------  -------
                                            (In Thousands)
Cash flows from operating activities:
  Net income                          $ 1,546      10     1,289
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
     Depreciation                         532     483       475
     Noncash compensation under
      stock-based benefit plans           173      45        93
     Amortization of loan fees           (398)   (437)     (727)
     Amortization of premiums and
      discounts, net                      177     (38)      505
     Provision for losses on loans
      and investments in real estate      930   3,430     2,180
    (Gain) loss on sales of
      assets, net                         531     (30)   (1,232)
     Loans originated for sale         (2,754) (3,990)   (5,489)
    Sales of loans originated
     for sale                           4,194   2,159     8,710
    Deferred income taxes                 409    (138)       (7)
    Decrease in prepaid expenses
     and other assets                      12     202       356
    Increase in accrued expenses
     and other liabilities                 43     163       200
    Decrease (increase) in income
     taxes receivable                     380    (112)      830
   Federal Home Loan Bank stock
    purchases, net                       (227)      -         -
   Federal Home Loan Bank stock
    dividends                               -       -       (72)
   Other, net                            (338)     66       (77)
                                      -------  ------   -------
   Net cash provided by
    operating activities                5,210   1,813     7,034
                                      -------  ------   -------
Cash flows from investing activities:
   Sales of investment securities
    available for sale                    969   1,015    14,016
   Maturities of investment securities
    available for sale                      -     842     1,000
  Purchases of investment securities
    available for sale                 (2,000)   (842)   (1,409)
     Sales of mortgage-backed
      securities available for sale    56,036   3,100    49,601
     Repayments of mortgage-backed
      securities available for sale     4,082     432    14,990
     Purchases of mortgage-backed
      securities available
      for sale                        (10,989) (3,894)  (45,156)
     Maturities of investment
      securities                       11,000       -     2,000
     Purchases of investment
      securities                      (27,176) (6,983)   (5,208)
     Repayments of mortgage-backed
      securities                        7,741  14,569    24,800
     Purchases of mortgage-backed
      securities                      (31,714)(13,470)  (86,100)
     Loan principal repayments         40,659  27,763    45,753
     Loan originations                (73,671)(43,092)  (37,993)
     Loan purchases                   (17,972)(11,216)        -
     Increase in deferred loan
      fees, net                           515     533       388
     Decrease in investments
      in real estate                   $2,960   1,151       979
     Decrease in investments in
      and advances to real estate
      joint ventures                      752   1,173       786
     Purchases of property and
      equipment                          (764)   (438)     (230)
       Net cash used in
        investing activities          (39,572)(29,357)  (21,783)
Cash flows from financing activities:
  Net (decrease) increase in deposits  (1,530)  5,624    (8,722)
  Net increase (decrease) in
   securities sold under
   agreements to repurchase               107  26,871    (7,139)
  Proceeds from Federal Home
   Loan Bank advances                 215,147 123,698    88,600
  Repayment of Federal Home Loan
   Bank advances                     (196,460)(130,291) (64,232)
     (Decrease) increase in
      drafts payable                     (429)     111       65
     (Decrease) increase in advance
      payments by borrowers for
      taxes and insurance                 (92)     153       47
     Proceeds from common stock
      offering                         21,040        -    8,309
     Common stock acquired by ESOP     (1,746)       -        -
     Dividends paid on common stock       (93)    (371)    (182)
     Purchase of treasury stock        (2,040)       -        -
       Net cash provided by
        financing activities           33,904   25,795   16,746
Net (decrease) increase in cash
  and cash equivalents                   (458)  (1,749)   1,997
Cash and cash equivalents at
  beginning of year                     5,360    7,109    5,112
Cash and cash equivalents
  at end of year                      $ 4,902    5,360    7,109

Supplemental information:
     Interest paid on deposits
      and borrowed funds              $20,457   19,152   16,192
     Income taxes (received)
       paid, net                       $ (104)     165     (128)

Noncash activities:
     Loans transferred to real
      estate acquired through
       foreclosure                     $ 2,960    1,400     489

American National Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 1996, 1995, and 1994


(1) Description of Business, Summary of Significant Accounting Policies and Other Matters

     Description of Business

     American National Bancorp, Inc. (the Company) is the holding company of American National Savings Bank, F.S.B. (the Bank). The Bank provides a full range of banking services to individual and corporate customers through its subsidiaries and branch offices in Maryland. The Bank is subject to competition from other financial and mortgage institutions. The Bank is subject to the regulations of certain agencies of the federal government and undergoes periodic examination by those agencies.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's subsidiaries, American National Insurance Agency, Inc. (ANIA), ANSB Corporation and National Development Corporation (NDC). ANIA acts as agent in offering annuity and mortgage life insurance products to customers of the Company. ANSB Corporation was incorporated in June 1994 for the purpose of holding investment securities for the Company. NDC is a partner in various real estate joint ventures formed for the purpose of acquiring and developing real estate for sale. All significant intercompany accounts and transactions have been eliminated in consolidation.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of investments in real estate. In connection with these determinations, management obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

     Management believes that the allowances for losses on loans and investments in real estate are adequate. While management uses available information to recognize losses on loans and investments in real estate, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and investments in real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(1) Description of Business, Summary of Significant Accounting Policies and Other Matters, Continued

     Investment and Mortgage-Backed Securities

     Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Debt and equity securities that are purchased and held principally for the purpose of selling in the near term are reported at fair value, with unrealized gains and losses included in earnings. All other debt and equity securities are considered available for sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of tax effects).

     If a decline in value of an individual security classified as held to maturity or available for sale is judged to be other than temporary, the cost basis of that security is reduced to its fair value and the amount of the write-down is included in earnings. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. For purposes of computing realized gains or losses on the sales of investments, cost is determined using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using methods that approximate the interest method.

     On August 8, 1994 the Company transferred approximately $36.3 million of its collateralized mortgage obligations (CMOs), net of unrealized loss of approximately $1.8 million, from the available for sale portfolio to held to maturity. On that date certain accounting issues were resolved permitting the Company to transfer substantially all of these securities from the available for sale portfolio to the held to maturity portfolio as originally intended. The unrealized loss at the time of the transfer is being amortized over the remaining lives
of the securities as an adjustment of yield.   The unrealized loss, net
of taxes, was $1.1 million at the date of transfer. The unrealized loss has been recorded as a component of stockholders' equity and is being reduced in subsequent periods through the amortization.

     In November 1995, the Financial Accounting Standards Board announced its intention to allow a one-time change in the classification of securities, providing such change was effected by December 31, 1995. Management utilized this opportunity and designated as available-for-sale approximately $87.1 million of investment and mortgage-backed securities previously classified as held to maturity with an unrealized loss of approximately $348,000.

     Loans Held for Sale

     Loans held for sale are carried at the lower of cost or market on an aggregate basis.

     Investments in and Advances to Real Estate Joint Ventures

     Investments in and advances to real estate joint ventures are accounted for using the equity method. The carrying values are subject to subsequent adjustment to the extent they exceed net realizable value. Interest income and fees on loans to real estate joint ventures are deferred. Such interest and fees, in excess of related capitalized interest cost, are recognized as the loans are repaid.

(1) Description of Business, Summary of Significant Accounting Policies and Other Matters, Continued

     Investments in and Advances to Real Estate Joint Ventures, continued

     Interest costs are capitalized based on the Company's average cost of funds and its average investment in and advances to real estate joint ventures with development in progress. Interest capitalized was approximately $56,000, $95,000, and $160,000 for the years ended
July 31, 1996, 1995, and 1994, respectively.

     Investments in Real Estate

     Ground rents are carried at cost.

     Real estate acquired through foreclosure is recorded at the lower of cost or estimated fair value less estimated costs to sell. Management estimates fair value based on appraisals and/or cash flow analyses. Costs relating to improving such properties are capitalized and costs relating to holding such properties are charged to expense.

     Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are recorded on a straight-line basis over the estimated useful lives of the assets or leases as appropriate. Additions and improvements are capitalized and charges for repairs and maintenance are expensed when incurred. Gains or losses on sales of property and equipment are recognized upon sale.

     Loans Receivable

     Origination and commitment fees and direct origination costs are deferred and amortized to income over the contractual lives of the related loans using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon expiration of the commitment. Unamortized loan fees are recognized in income when the related loans are sold or prepaid.

     Interest on potential problem loans is not accrued when, in the opinion of management, the full collection of principal or interest is in doubt. Any amounts ultimately collected on such loans is recorded as a reduction of principal, as interest income or combination thereof depending on management's evaluation of the recoverability of the loan principal.

     Provisions for loan losses are charged to operations based on management's review of the loan portfolio and analyses of the borrowers' ability to repay, past loan loss and collection experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current and prospective economic conditions and status of nonperforming loans. Loans or portions thereof are charged-off when considered, in the opinion of management, uncollectible.

(1) Description of Business, Summary of Significant Accounting Policies and Other Matters, Continued

     Provision for Loan Losses, continued

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" and by Statement 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" (collectively referred to as "Statement 114") as of August 1, 1995. Statement 114 addresses the accounting by creditors for impairment of certain loans. It is generally applicable for all loans except large groups of smaller-balance homogenous loans, including residential mortgage loans and consumer installment loans that are collectively evaluated for impairment. It also applies to all loans that are restructured in a troubled debt restructuring involving a modification of terms. However, if a loan that was restructured in a troubled debt restructuring involving a modification of terms before the effective date of Statement 114 is not impaired based on the terms specified by the restructuring agreement, a creditor may continue to account for the loan in accordance with the provisions of Statement 15, "Accounting for Troubled Debt Restructurings" prior to its amendment by Statement 114.

     Statement 114 requires that impaired loans be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

     Impaired loans are generally placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past-due.

     An allocated valuation allowance, if any, is included in the Bank's allowance for credit losses. An impaired loan is charged-off when the loan, or a portion thereof, is considered uncollectible or transferred to real estate owned.

     The Bank recognized interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

     Changes resulting from the implementation of SFAS Nos. 114 and 118 did not materially impact the financial condition or results of operations of the Company as of and for the year ended July 31, 1996.

     Income Taxes

     Deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets (including tax loss carryforwards) are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors.

(1)     Summary of Significant Accounting Policies and Other Matters,
Continued

     Income Taxes, continued

     A continuing exception allows qualified thrift lenders not to provide a deferred tax liability on certain bad debt reserves for tax purposes that arose in fiscal years beginning before July 31, 1988.
Such bad debt reserves for the Company, which are included in retained income, amounted to approximately $11.5 million at July 31, 1996 with an income tax effect of approximately $4.4 million. As specified in legislation enacted by Congress and signed by the President on August 20, 1996, this bad debt reserve would become taxable if the Bank fails to meet certain conditions.

     Changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

     Statement of Cash Flows

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents. Cash equivalents consist of federal funds sold and certain securities purchased under agreements to resell.

     Interest Rate Cap Agreements

     The Company may use interest rate cap agreements to hedge interest rate risk associated with its money market and short-term certificate of deposit accounts. The premiums paid for such agreements are amortized over the life of the agreements using the straight-line method. The interest differential received, if any, on interest rate cap agreements is recorded as an adjustment to interest expense.

     Reclassifications

     Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

(2)     Securities Available for Sale

     The amortized cost and fair value of securities available for sale are summarized as follows at July 31:

                                                               1996
                                                ------------------------------------
                                                         Gross     Gross
                                             Amortized Unrealized Unrealized   Fair
                                                cost     gains      losses     value
                                                          (In Thousands)
     U.S. government and agency obligations     $7,069       -     (262)      6,807
     Federal National Mortgage Association
       (FNMA) mortgage-backed securities        17,552       -     (654)     16,898
     Federal Home Loan Mortgage
       Corporation (FHLMC) mortgage-
       backed securities                         4,527       -     (166)      4,361
     Government National Mortgage
       Association (GNMA) mortgage-
       backed securities                         3,698      37        -       3,735
     FNMA collateralized mortgage
       obligations                               6,510      33      (88)      6,455
     FHLMC collateralized mortgage
       obligations                               1,676       -       (4)      1,672
                                               -------     ---   ------     -------
                                                41,032      70   (1,174)     39,928
     Accrued interest receivable                   338       -        -         338
                                               -------     ---   ------     -------
                                               $41,370      70   (1,174)     40,266
                                               -------     ---   ------     -------
                                               -------     ---   ------     -------

                                                               1995
                                                ------------------------------------
                                                         Gross     Gross
                                             Amortized Unrealized Unrealized   Fair
                                                cost     gains      losses     value
                                                          (In Thousands)
     FHLMC Collateralized Mortgage
       Obligations                               $2,909     108       -       3,017
     Accrued interest receivable                     13       -       -          13
                                                $ 2,922     108       -       3,030

     The proceeds from the sales of securities available for sale and the gross realized gains and losses were $4.75 million, $228,000 and $800,000, respectively, for the year ended July 31, 1996, $4.1 million, $25,000 and $15,000, respectively, for the year ended July 31, 1995 and $63.6 million, $1.3 million and $221,000, respectively, for the year ended July 31, 1994.

     A summary of maturities of securities available for sale as of July
31, 1996:

                               Amortized
                                 cost       Fair value
     Due within 12 months        $2,989        3,002
     Due beyond 12 months
       but within 5 years        19,236       18,530
     Due beyond 5 years
       but within 10 years        5,839        5,601
     Beyond 10 years             13,306       13,133
                               $ 41,370       40,266

(3)     Investment Securities

     The amortized cost and fair value of investment securities are summarized as follows at July 31:

                                                               1996
                                                ------------------------------------
                                                         Gross     Gross
                                             Amortized Unrealized Unrealized   Fair
                                                cost     gains      losses     value
                                                          (In Thousands)
     U. S. government and agency
      obligations due:
       1 through 5 years                        $1,500       -       (82)     1,418
       5 through 10 years                        9,947       -       (28)     9,919
       Greater than 10 years                    12,235       -      (348)    11,887
                                                ------     ---      ----    -------
                                                23,682       -      (458)    23,224
     Accrued interest receivable                   427       -         -        427
                                                ------     ---      ----    -------
                                                $24,109      -      (458)    23,651

                                                               1995
                                                ------------------------------------
                                                         Gross     Gross
                                             Amortized Unrealized Unrealized   Fair
                                                cost     gains      losses     value
                                                          (In Thousands)
     U. S. government and agency
      obligations due:
       1 through 5 years                        $4,486       -      (133)     4,353
       5 through 10 years                        5,129       -      (149)     4,980
       Greater than 10 years                     4,000      16         -      4,016
                                                ------     ---      ----    -------
                                                13,615      16      (282)    13,349
     Accrued interest receivable                   303       -         -        303
                                                ------     ---      ----    -------
                                               $13,918      16      (282)    13,652
                                                ------     ---      ----    -------
                                                ------     ---      ----    -------

     There were no sales of investment securities held to maturity during the years ended July 31, 1996, 1995 and 1994.

(4)     Mortgage-Backed Securities

     The amortized cost and fair value of mortgage-backed securities are summarized as follows at July 31:

                                                               1996
                                                ------------------------------------
                                                         Gross     Gross
                                             Amortized Unrealized Unrealized   Fair
                                                cost     gains      losses     value
                                                          (In Thousands)
     FNMA                                       $ 27,623     -        (450)     27,173
     FHLMC                                         8,222     -         (92)      8,130
     FNMA Collateralized Mortgage Obligations     28,091     -        (919)     27,172
     FHLMC Collateralized Mortgage
          Obligations                             35,731     -      (1,107)     34,624
     Other Collateralized Mortgage Obligations        52     -           -          52
                                                  ------   ---      ------     -------
                                                  99,719     -      (2,568)     97,151
     Accrued interest receivable                     476     -           -         476
                                                  ------   ---      ------     -------
                                                $100,195     -      (2,568)     97,627
                                                  ------   ---      ------     -------
                                                  ------   ---      ------     -------

                                                               1996
                                                ------------------------------------
                                                         Gross     Gross
                                             Amortized Unrealized Unrealized   Fair
                                                cost     gains      losses     value
                                                          (In Thousands)
     FNMA                                       $ 65,372     59      (1,992)     63,439
     GNMA                                         13,710    258          (5)     13,963
     FHLMC                                        21,359    121        (214)     21,266
     FNMA Collateralized Mortgage Obligations     21,635     29      (1,152)     20,512
     FHLMC Collateralized Mortgage
          Obligations                             33,803    222      (1,481)     32,544
     Other Collateralized Mortgage  Obligations      142      1           -         143
                                                --------   ----      ------    --------
                                                 156,021    690      (4,844)    151,867
     Accrued interest receivable                     754      -           -         754
                                                --------   ----      ------    --------
                                               $ 156,775    690      (4,844)    152,621
                                                --------   ----      ------    --------
                                                --------   ----      ------    --------

     There were no sales of mortgage-backed securities held to maturity during the years ended July 31, 1996, 1995 and 1994.

     A summary of maturities of mortgage-backed securities as of July
31, 1996:

     Amortized
     cost     Fair value
     Due within 12 months                         $533        533
     Due beyond 12 months but within 5 years     5,378      5,217
     Due beyond 5 years but within 10 years      6,939      6,651
     Beyond 10 years                            87,345     85,226
                                             ---------    -------
                                             $ 100,195     97,627
                                             ---------    -------
                                             ---------    -------

     The amortized cost of mortgage-backed securities at July 31, 1996 includes unrealized holding losses totaling approximately $1.6 million for securities transferred from the available for sale portfolio.

     The Company had pledged as collateral for advances under its short-term line of credit from the Federal Home Loan Bank of Atlanta, FNMA mortgage-backed securities and FHLMC and FNMA CMOs with amortized cost and fair values of $29.7 million and $28.8 million, respectively, at July 31, 1996 and FHLMC and FNMA mortgage-backed securities and FHLMC and FNMA CMOs with amortized cost and fair values of $36.5 million and $35.1 million, respectively, at July 31, 1995. In addition, FNMA and FHLMC CMOs and mortgage-backed securities were pledged as collateral for reverse repurchase agreements with amortized cost and fair values of $47.2 million and $45.6 million, respectively, at July 31, 1996; and $38.5 million and $36.8 million, respectively, at July 31, 1995.

(5)     Loans Receivable

     Substantially all of the Company's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the state of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Company generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Company generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multi-family residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

     Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Company's primary lending area. Commercial and construction loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

     Loans receivable are summarized as follows at July 31:

                                                           1996        1995
                                                         --------    --------
                                                           (In Thousands)
     First mortgage loans:
          One-to-four family residential                 $156,374     123,413
          Multi-family residential                         35,930      39,361
          Commercial                                       37,695      38,894
          Construction                                     23,320       5,617
          Land development                                 14,183      10,854
          FHA insured and VA guaranteed                    11,974      10,372
          Loans held for sale                                 350       1,831
                                                         --------    --------
               Total first mortgage loans                 279,826     230,342
     Consumer and other loans                              13,026      10,644
     Second mortgage loans                                  3,434       1,961
     Loans secured by deposit accounts                        508         222
     Participation in loans fully guaranteed by
          Agency for International Development                152         179
     Accrued interest receivable                            1,547       1,323
                                                         --------    --------
                                                          298,493     244,671
                                                         --------    --------
     Less:
          Unearned loan fees, net                           1,202       1,083
          Undisbursed portion of loans in process          14,837       5,138
          Allowance for loan losses                         4,412       6,361
                                                         --------    --------
                                                           20,451      12,582
                                                         --------    --------
               Loans receivable, net                    $ 278,042     232,089
                                                         --------    --------
                                                         --------    --------

     Nonperforming and restructured loans are summarized as follows at July 31:

                                                           1996        1995
                                                         --------    --------
                                                           (In Thousands)
     Nonaccruing loans                                    $3,773      8,437
     Accruing loans 90 days or more delinquent               136        170
     Restructured loans                                    1,636      1,870
                                                         $ 5,545     10,477

     Interest income that would have been recorded under the original terms of nonaccruing and restructured loans and the interest income actually recognized are summarized below for the years ended July 31:

                                     1996     1995     1994
                                     -----   ------   ------
     (In Thousands)
     Interest income that would have
          been recorded               $567     898     1,072
     Interest income recognized        151     274       650
                                     -----   -----    ------
     Interest income foregone        $ 416     624       422
                                     -----   -----    ------
                                     -----   -----    ------

     The Company is not committed to lend additional funds to debtors whose loans have been restructured.

     In addition to the loans included above as nonperforming and restructured, the Company, through its normal asset review process, has identified certain loans which management believes involve a degree of risk warranting additional attention. Included in loans at July 31, 1996 are approximately $5.5 million of such loans which, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. In addition, at July 31, 1996 management has identified approximately $807,000 of loans which have exhibited weaknesses in the paying capacity of the borrower or the collateral pledged which may result in a loss if such deficiencies are not corrected.

     Included in the Company's nonperforming loans above are certain impaired loans as defined by Statement 114. Impaired loans and the allocated valuation allowances at July 31, 1996 were:

                                           Loan     Valuation
                                          balance   allowance
                                            (In thousands)
     Impaired with valuation allowance     $2,953     1,368
Impaired without valuation allowance            -         -
                                           ------    ------
               Total impaired loans        $2,953     1,368
                                           ------    ------
                                           ------    ------

     The allocated valuation allowance for impaired loans at July 31, 1996, and activity related thereto for the year ended July 31, 1996 is included in the allowance for loan losses summary.

     The average recorded investment in impaired loans and the amount of interest income recognized for the year ended July 31, 1996 were (in thousands):

     Average recorded investment in impaired loans     $3,988
     Interest income recognized during impairment          -

     Activity in the allowance for loan losses is summarized as follows for the years ended July 31:

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)

     Balance at beginning of year     $6,361   3,669    2,326
     Provision charged to expense        772   3,386    1,989
     Charge-offs                      (3,043) (1,033)    (688)
     Recoveries                          322     339       42
                                     -------  ------   ------
     Balance at end of year          $ 4,412   6,361    3,669
                                     -------  ------   ------
                                     -------  ------   ------

     Loans serviced for others, which are not included in the Company's assets, were approximately $50.0 million, $50.3 million and $55.8 million at July 31, 1996, 1995 and 1994, respectively. A fee is charged for such servicing based on the unpaid principal balances.

     Commitments to extend credit are agreements to lend to customers, provided that terms and conditions established in the related contracts are met. The Company had the following contractual commitments to extend credit, exclusive of undisbursed loans in process at July 31:

                                   1996              1995
                              ---------------   --------------
                              Fixed  Floating   Fixed Floating
                               Rate     Rate    Rate    Rate
                              ------ --------   ----- --------
                                       (In Thousands)
Mortgage loans                $3,480    5,440   4,896     345
Lines of credit                   -     9,219      -    7,629
Irrevocable letters of credit     -     2,097      -    1,895
                              ------   ------   -----  ------
                              ------   ------   -----  ------

     The interest rate ranges on fixed rate mortgage loan commitments were 7.125% to 9.25% at July 31, 1996 and 6.75% to 8.875% at July 31,
1995.

     Commitments for mortgage loans generally expire in 60 days.
Commitments under lines of credit are generally longer than one year and are subject to periodic re-evaluation and cancellation. Irrevocable letters of credit expire within two years. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The commitments may be funded from principal repayments on loans and mortgage-backed securities, excess liquidity, savings deposits and, if necessary, borrowed funds.

     Substantially all of the Company's commitments at July 31, 1996 and 1995 are for loans which would be secured by real estate with appraised values in excess of the commitment amounts. The Company's exposure to credit loss under these contracts in the event of nonperformance by the other parties, assuming that the collateral proves to be of no value, is represented by the contractual amount of those instruments.

(6)     Investments in Real Estate

     Investments in real estate are summarized as follows at July 31:


                                                           1996        1995
                                                         --------    --------
                                                           (In Thousands)
     Ground rents                                         $4,904      4,938
     Acquired through foreclosure                            766        890
                                                         -------     ------
               Investments in real estate, net           $ 5,670      5,828
                                                         -------     ------
                                                         -------     ------

     Changes in the allowance for losses on investments in real estate are summarized as follows at July 31:

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)
     Balance at beginning of year     $  -       8        -
     Provision charged to expense      158      44       191
     Charge-offs                      (158)    (52)     (183)
                                      ----    ----     -----
     Balance at end of year           $  -       -         8
                                      ----    ----     -----
                                      ----    ----     -----

     Loss on investments in real estate consists of the following for the years ended July 31:

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)
[S]                                  [C]      [C]      [C]
     Operation of investments
       in real estate                $ 232     286      180
     Provision for losses on
      investments in real estate       158      44      191
                                     -----    ----     ----
                                     $ 390     330      371
                                     -----    ----     ----
                                     -----    ----     ----

(7)     Investments in and Advances to Real Estate Joint Ventures

     National Development Corporation is a partner in various real estate joint ventures formed for the purpose of acquiring and developing real estate for sale. Combined condensed financial information for the joint ventures is presented below as of and for the years ended July 31:

                                                           1996        1995
                                                         --------    --------
                                                           (In Thousands)
          Assets:
               Real estate under development              $1,378      2,688
               Other                                         204        431
                                                         -------     ------
                                                         $ 1,582      3,119
                                                         -------     ------
                                                         -------     ------
          Liabilities:
               Due to American National Savings
                 Bank, F.S.B.                               $701      1,618
               Due to others                                 382        763
          Partners' equity:
               National Development Corporation              499        738
               Other                                           -          -
                                                         -------     ------
                                                         $ 1,582      3,119
                                                         -------     ------
                                                         -------     ------

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)
     Operations

     Sales                            $3,085   3,234    5,270
     Costs of sales                    2,918   3,067    4,686
                                     -------  ------   ------
                                         167     167      584
     Other income                          9       8       12
     Other expense                      (415)   (837)    (811)
                                     -------  ------   ------
          Net loss                   $  (239)   (662)    (215)
                                     -------  ------   ------
                                     -------  ------   ------

(8)     Property and Equipment

     Property and equipment are summarized as follows at July 31:

                                                  Estimated
                               1996      1995    useful lives
                              ------    ------   ------------
                                      (In Thousands)
     Leasehold improvements   $3,133     2,920   5 - 15 years
     Furniture and equipment   3,233     2,701   3 - 10 years
     Automobiles                  78        57        3 years
                              ------    ------
                               6,444     5,678
     Less accumulated
      depreciation and
      amortization             5,246     4,713
                              ------    ------
     Property and
      equipment, net         $ 1,198       965
                              ------    ------
                              ------    ------

     At July 31, 1996 the Company was obligated under noncancellable long-term operating leases for the main office, operations center and eight of its branch offices. The leases, five of which have renewal options, expire on various dates extending to 2007 and have aggregate minimum lease payments for succeeding fiscal years approximately as follows (in thousands):

     1997                                   $1,051
     1998                                    1,034
     1999                                      998
     2000                                      893
     2001                                      800
     Subsequent to 2001                      1,600
                                           -------
          Total minimum lease payments     $ 6,376
                                           -------
                                           -------

     Rent expense for the years ended July 31, 1996, 1995 and 1994 was approximately $980,000, $949,000, and $982,000, respectively.

(9)     Deposits

     Deposits are summarized as follows at July 31:
     Weighted average rate

                                                      1996                   1995
     Type of                                  -------------------    -------------------
     service               1996     1995       Amount       %         Amount         %
     -------               ----     ----      --------    -----      --------     -----
                                                        (Dollars in Thousands)

     Certificate           6.00%    6.16%     $216,119     69.0%     $210,906      67.0%
     Noncertificate:
          Passbook         3.04     3.13        40,781     13.0        41,138      13.1
          NOW              1.56     1.65        15,038      4.8        13,991       4.5
          Money Fund       3.03     4.27        41,145     13.2        48,578      15.4
                                              --------    -----      --------     -----
                                             $ 313,083    100.0%    $ 314,613     100.0%
                                              --------    -----      --------     -----
                                              --------    -----      --------     -----
     Certificate accounts maturing:
     Under 12 months                          $118,772     55.0%     $108,226      51.3%
     13 months to 24 months                     41,271     19.1        38,388      18.2
     25 months to 36 months                     18,552      8.6        24,820      11.8
     37 months to 48 months                     10,172      4.7        13,668       6.5
     49 months to 60 months                      9,539      4.4         9,296       4.4
     Beyond 60 months                           17,813      8.2        16,508       7.8
                                              --------    -----      --------     -----
                                             $ 216,119    100.0%     $210,906     100.0%
                                              --------    -----      --------     -----
                                              --------    -----      --------     -----

     The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $22.4 million and $21.0 million at July 31, 1996 and 1995, respectively.

     Interest expense on deposits is summarized as follows for the years ended July 31:

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)
     Certificate                     $12,847   11,343   10,399
     Passbook                          1,230    1,332    1,422
     NOW                                 237      240      264
     Money Fund                        1,511    2,008    1,842
                                     $15,825   14,923   13,927

     The Company may use interest rate caps in the management of its interest rate risk. Interest rate caps purchased by the Company enable it to limit its interest rate risk by transferring a portion of the risk of increasing interest rates on money fund and short-term certificate accounts to the issuer of the interest rate caps. The Company's interest rate caps provide for the Company to receive variable interest rate payments based on the spread between the variable three-month London InterBank Offered Rate (LIBOR) and the strike price of the caps if the variable three-month LIBOR is higher than the strike rate. The Company held no interest rate caps at July 31, 1996 and 1995 and held interest rate caps with a notional principal amount of $30 million at July 31, 1994. The range of the strike rates on the Company's interest rate caps was 5.5% at July 31, 1994. In the opinion of management, at July 31, 1994, the likelihood of the variable three-month LIBOR rate exceeding the strike rates during the remaining term of the interest rate caps was remote. Accordingly, the remaining premiums were charged to expense in 1994. Amortization expense was $200,000 in 1994.

(10) Securities Sold Under Agreements to Repurchase

     The Company sells securities under agreements to repurchase (reverse repurchase agreements). These fixed-coupon reverse repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements were delivered to the dealers which arranged the transactions. The dealers may have loaned such securities to other parties in the normal course of their operations and have agreed to resell to the Company either substantially identical securities or the same securities at the maturities of the agreements. The amortized cost and market values of such securities were $47.2 million and $45.6 million, respectively, as of July 31, 1996, and $38.5 million and $36.8 million, respectively, as of July 31, 1995. At July 31, 1996 and 1995 the securities sold under agreements to repurchase involved the purchase of the same securities. The weighted average interest rate of the agreements was 5.60% at July 31, 1996 and the agreements mature within one month.

     Certain additional information regarding securities sold under agreements to repurchase is as follows at July 31:

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)
Maximum amount outstanding
  at month-end                       $39,011   34,338   14,808
     Approximate average balance      34,005   20,741    9,307
                                     -------   ------   ------
                                     -------   ------   ------

(11) Advances from the Federal Home Loan Bank of Atlanta

     Advances from the Federal Home Loan Bank of Atlanta (FHLBA) are summarized as follows at July 31:

                                                           1996        1995
                                                         --------    --------
                                                           (In Thousands)
     5.97% - 6.83%, due in 1995              $   -     14,000
     7.49% - 7.55%, due in 1995                  -      5,600
     4.57% - 5.19%, due in 1996                  -      4,000
     5.53% - 6.50%, due in 1996               7,373     4,675
     6.93% - 7.46%, due in 1996                  -      4,000
     4.89% - 5.58%, due in 1997              17,550     4,000
     5.84% - 6.21%, due in 1997              10,500     1,000
     6.27% - 7.09%, due in 1997               4,476     5,112
     5.45% - 6.14%, due in 1998               9,000         -
     7.32%, due in 1998                       1,000     1,000
     4.64% - 5.42%, due in 1999              10,675         -
     6.43%, due in 2006                       1,500         -
     5.00%, due in 2014                         750       750
                                            -------    --------
                                           $ 62,824    44,137
                                           --------    --------
                                           --------    --------


     The Company has a $95 million credit availability agreement with the FHLBA which is secured under a blanket floating line security agreement or by mortgage-backed and investment securities specifically pledged as draws are made. Under the blanket floating lien security agreement with the FHLBA, the Company is required to maintain, as collateral for its advances, qualifying first mortgage loans or mortgage-backed securities in an amount equal to 133% of the advances. In addition, its stock in FHLBA is pledged as collateral for its advances. Interest on advances is at the FHLBA's established rate for advances with the same maturity or at the FHLBA's variable rate.

(12) Income Taxes

     The income tax provision (benefit) is composed of the following for the years ended July 31:

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)
     Current:
          Federal                     $370     126      575
          State                        (28)    (30)     127
                                       342      96      702
     Deferred:
          Federal                     $376    (119)      (6)
          State                         83     (27)      (1)
                                       459    (146)      (7)
       Income tax provision (benefit) $801     (50)     695

     The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following at July 31:

                                                     1996     1995
                                                   ------   -----
                                                   (In Thousands)
     Net unrealized holding losses on securities   $1,056     807
     Allowances for losses on loans and
          investments in real estate                  773     948
     Interest and fees on loans                       279     545
     Equity in net income of joint ventures, net        -     137
     Other assets                                     336     299
                                                   -------- -------
                Total deferred tax assets            2,444   2,736
     Federal Home Loan Bank stock dividends           353     477
     Other liabilities                                225     183
                                                   -------- -------
               Total deferred tax liabilities         578     660
                                                   -------- -------
                                                  $ 1,866   2,076
                                                   -------- -------
                                                   -------- -------

     A reconciliation between the income tax (benefit) provision and the amount computed by multiplying income before income taxes by the statutory federal income tax rate of 34% is as follows for the years ended July 31:

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)
     Federal income tax
      provision (benefit)
      at statutory rate              $798      (14)      675
     Adjustments:
       Bad debt deduction               -        -       (66)
       State income taxes,
        net of federal
        income tax benefit             36      (38)       83
       Other                          (33)       2         3
     Provision (benefit) for
      income taxes                   $801      (50)      695

(13) Stockholders' Equity

     Conversion and Reorganization

     In June 1995, the Board of Directors of American National Bankshares, M.H.C. (MHC), a mutual holding company, and the Bank approved a plan of conversion and reorganization which resulted in the merger of the MHC into the Bank and the formation of a new Delaware stock chartered holding company, American National Bancorp, Inc. The conversion was completed on October 31, 1995.

     In the offering, 2,182,125 shares of common stock were sold at a subscription price of $10.00 per share resulting in net proceeds of approximately $19.3 million after taking into consideration the $1.7 million for the establishment of an ESOP and $782,000 in expenses. Of the net proceeds, $8.9 million was contributed to the Bank in exchange for all of its outstanding common stock. In addition to the shares sold in the offering, 927,000 shares of the Company's stock were issued in exchange for shares of the Bank's stock previously held by public shareholders at an exchange ratio of 1.94 shares for each share of the Bank's common stock resulting in 3,980,500 total shares of the Company's stock outstanding as of October 31, 1995.

     Federal regulations require that upon conversion from mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with the Bank after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in the eligible holders' savings accounts. At conversion the liquidation account totaled approximately $28.8 million.

     In July 1992, the American National Savings Association's members approved a plan of reorganization from a mutual savings association to a mutual holding company. Pursuant to the plan of reorganization the Association transferred substantially all of its assets and all of its liabilities to a new federally-chartered stock savings association which became a wholly-owned subsidiary of American National Bankshares, M.H.C.
(MHC), a federal mutual holding company. The reorganization was consummated on October 29, 1992 and the Bank capitalized MHC with $10,000.

     On November 3, 1993, the Bank's initial public offering of commons stock was completed. On such date, 927,000 shares of common stock were issued and sold at $10.00 per share, and 1,125,000 shares of common stock were issued to the MHC. The initial public offering resulted in proceeds after expenses of the offering of approximately $8.3 million. As a part of the offering, the Bank created a management recognition and retention plan trust for employees and outside directors equal to 3% of the shares issued in the public offering or 27,000 shares of common stock at a price of $10.00 per share. The trust was designed to provide directors and officers a proprietary interest in the Bank to encourage such persons to remain with the Bank. The shares are awarded at a rate of 25 percent per year commencing one year from the date of grant. Compensation expense in the amount of the grant is being recognized pro rata over the four years during which the shares are vested and payable.

     Stock Option Plans

     The Board of Directors and stockholders adopted the 1993 Incentive Stock Option Plan for officers and employees of the Company (the Stock
Plan) which authorized the grant of stock options to officers and certain employees for an aggregate of 122,866 shares of authorized but unissued common stock. Options are exercisable at the market price at the time of the grant on a cumulative basis in installments at a rate of 25, 50 and 25 percent per year commencing one year from the date of grant and expire 10 years from the date of grant. All share data and option prices have been adjusted to give retroactive effect to the 1.94 exchange ratio effective October 31, 1995 in the conversion from the mutual to stock form of organization. A summary of changes in shares under option and options exercisable for the years ended July 31 is presented below:

                                            1996        1995
                                          --------    --------
     Outstanding at beginning of year     117,046     120,926
     Granted                                    -       5,820
     Cancelled                                  -      (9,700)
     Outstanding at end of year           117,046     117,046
     Exercisable at end of year            87,300      27,806

     The options outstanding are exercisable as follows at July 31, 1996:

     Stock     Option price     Expiration
     options     per share     year

     111,226      $ 5.15           2003
       5,820        5.35           2004

     The Board of Directors and stockholders adopted the 1993 Stock Option Plan for Outside Directors (the Directors' Plan) which authorized the grant of non-statutory stock options to outside directors for an aggregate of 51,734 shares of authorized but unissued common stock. Options are immediately exercisable at the market price at the time of the grant and expire 10 years from the date of grant. In connection with the offering, the Company granted options to purchase 49,794 shares at $5.15 per share. In fiscal 1995, the Company granted options to purchase an additional 194 shares at $5.35 per share.

     Net Income Per Common Share

     Net income per share from the date of conversion, October 31, 1995 to July 31, 1996 has been computed based on 3,766,389 weighted average shares of common stock outstanding. The pro forma net income per share for the year ended July 31, 1996 has been calculated as if the conversion had been completed on August 1, 1995. The net proceeds of the offering are assumed to have been invested at a net effective yield of 7.87%, (the approximate weighted average yield on all interest earning assets during the period from August 1, 1995 to October 31,
1995) for the period from August 1, 1995 to October 31, 1995, and income so calculated, reduced for income taxes at an assumed effective rate of 38.6%, was added to reported net income for the period to obtain the pro forma net income used in the calculations.

     Net income per share of common stock for the year ended July 31, 1995 and from the date of conversion, November 3, 1993 to July 31, 1994 is computed by dividing net income for the years ended July 31, 1995 and period November 1, 1993 to July 31, 1994, respectively, by 2,052,000, the number of shares of common stock issued and outstanding for the period.

     The pro forma net income per share for the year ended July 31, 1994 has been calculated as if the 2,052,000 shares issued had been sold on August 1, 1993. The net proceeds of the offering are assumed to have been invested at a net effective yield of 7.19%, (the approximate weighted average yield on all interest earnings assets during the period from August 1, 1993 to October 31, 1993) for the period from August 1, 1993 to November 3, 1993, and income so calculated, reduced for income taxes at an assumed effective tax rate of 38.6%, was added to reported net income for the period to obtain the pro forma net income used in the calculations.

     Dividends on Common Stock

     From January 31, 1994 to October 31, 1995 the Bank declared a quarterly cash dividend of approximately $.10 per share. Upon approval by the OTS, the MHC elected to waive receipt of its dividends on its 1,125,000 shares thereby reducing the actual dividends declared in 1996, 1995 and 1994 to $92,600, $371,000 and $276,000, respectively.

     The most recent dividend waiver approval by the OTS has the following terms: (i) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings Bank subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings Bank, which restriction, if material, is disclosed in the public financial statements of the savings Bank as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with Statement of Financial Accounting Standards No. 5, where the savings Bank determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings Bank (and the savings Bank's capital ratios adjusted accordingly) in evaluating proposed dividends under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

     OTS regulations impose limitations on all capital distributions. The rule establishes three tiers of institutions. An institution that exceeds all fully phased-in capital requirements before and after a proposed distribution ("Tier 1 Institution"), may after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net income over the most recent four-quarter period. The Institution is a Tier 1 Institution and accordingly had available at July 31, 1996, approximately $9.0 million for distribution.

     In addition, the OTS would prohibit a proposed capital distribution by any institution which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, FDICIA provides that, as a general rule, a financial institution may not make a capital distribution if it would be undercapitalized after making the capital distribution. Also, an institution meeting the Tier 1 capital criteria which has been notified that it needs more than normal supervision will be treated as a Tier 2 or Tier 3 Institution subject to additional capital distribution limitations unless the OTS deems otherwise.

(14) Pension and Other Benefit Plans

     Substantially all full-time employees of the Company are included in a noncontributory defined benefit pension plan.

     The following tables set forth the plan's funded status at April 30, 1996 and 1995, amounts recognized in the statements of financial condition as of July 31, 1996 and 1995 and the composition of net pension cost for the years ended July 31, 1996, 1995 and 1994:

                                            1996        1995
                                          --------    --------
     Actuarial present value of
      benefit obligation:
          Vested                          $ 1,111     1,120
          Nonvested                             6        13
               Total accumulated
                benefit obligation        $ 1,117     1,133
     Projected benefit obligation
       for service rendered to date      $ (1,607)   (1,615)
     Plan assets at fair value
       (primarily common stocks and
         U.S. Government and government
          sponsored agency securities)      1,662     1,396

     Plan assets greater (less) than
      projected benefit obligation             55      (219)
     Unrealized transition asset at
      April 1, 1987 being recognized
      over 26 years                            81        95
     Unrecognized prior service cost         (118)     (129)
     Unrecognized net loss from past
      experience different from that
      assumed and effects of changes
      in assumptions                          (57)      187
     Accrued pension cost included in
      other liabilities                     $ (39)      (66)

                                      1996     1995     1994
                                     -------  ------   ------
                                          (In Thousands)

Net pension cost included the
 following components:
  Service cost-benefits earned
   during the period                 $101       96       109
  Interest cost on projected
   benefit obligation                 122      118       120
  Actual return on plan assets       (200)     (68)      (41)
  Net amortization and deferral        87      (48)      (81)
  Net pension cost                   $110        98      107

     In determining the actuarial present value of the projected benefit obligation the weighted average discount rate used was 8.0% in 1996 and 7.5% in 1995 and the expected long-term rate of return on assets was 8.50% in 1996 and 1995. The rate of increase of future compensation levels used was 5% in 1996 and 1995.

     The Company also has a 401(k) profit sharing plan covering substantially all full-time employees. Employee contributions are voluntary and the employee may elect to defer from one percent to twenty percent of base (qualifying) compensation. Employer contributions are discretionary and there were no such contributions for the fiscal years ended July 31, 1996, 1995 and 1994.

(15) Employee Stock  Ownership Plan (ESOP)

     In connection with the Conversion and Reorganization, the Company formed an ESOP. The ESOP covers employees who have completed at least one year of service and have attained the age of 21. The ESOP borrowed $1.7 million for a ten year term from the Company and purchased 174,570 shares, equal to 8% of the total number of shares issued in the offering. The Bank makes scheduled quarterly contributions to the ESOP sufficient to service the debt. The cost of shares not committed to be released is reported as a reduction in stockholders' equity. Dividends, if any, on allocated and unallocated shares are used for debt service. Shares are released to participants based on compensation.

     In connection with the formation of the ESOP, the Company adopted Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). SOP 93-6 requires that (1) compensation expense be recognized based on the average fair value of the ESOP shares committed to be released; (2) dividends on unallocated shares used to pay debt service be reported as reduction of debt or accrued interest payable and that dividends on allocated shares be charged to retained earnings; and (3) ESOP shares which have not been committed to be released are not considered outstanding for purposes of computing earnings per share and book value per share.

     Compensation expense related to the ESOP amounted to $118,000 for the year ended July 31, 1996. The fair value of unearned ESOP shares at July 31, 1996 totaled $1.6 million.

     The ESOP shares as of July 31, 1996 were as follows:

     Allocated shares                    2,909
     Shares earned, but unallocated      8,728
     Unearned shares                   162,933
                                       174,570

(16) Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (Statement 107), requires all entities to disclose the estimated fair value of certain on- and off-balance sheet financial instruments.

     In many instances, the assumptions used in estimating fair values were based upon subjective assessments of market conditions and perceived risks of the financial instruments at a certain point in time. The fair value estimates can be subject to significant variability with changes in assumptions. Furthermore, these fair value estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. In addition, the tax ramifications related to the realization of unrealized gains and losses are not permitted to be considered in the estimation of fair value.

     Fair value estimates are based solely on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Examples would include portfolios of loans serviced for others, net fee income from the Company's subsidiaries, core deposit intangibles, mortgage banking operations, and deferred tax assets. Fair value estimates, methods and assumptions are set forth as follows for the Company's financial instruments.

     Cash, Investments and Mortgage-Backed Securities

     For cash and cash equivalents the carrying amount is a reasonable estimate of fair value. The fair value of investment and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of ground rents owned is estimated by discounting the cash flows using the current 30 year treasury bond rate. The fair value of Federal Home Loan Bank stock is estimated to be equal to its carrying amount given it is not a publicly traded equity security, it has an adjustable dividend rate, and all transactions in the stock are executed at the stated par value.

     The following table summarizes the carrying amount and estimated fair value of securities available for sale, investment securities, mortgage-backed securities and other investments at July 31:

                                                    1996                   1995
                                            ---------------------  ---------------------
                                            Carrying   Estimated   Carrying   Estimated
                                              Value    Fair Value    Value    Fair Value
                                            --------   ----------  --------   ----------
                                                           (In Thousands)
Securities available for sale               $ 40,266     40,266       3,030      3,030
  Investment securities                       24,109     23,651      13,918     13,652
  Mortgage-backed securities                 100,195     97,627     156,775    152,621
  Ground rents owned                           4,903      3,863       4,938      4,025
  Federal Home Loan Bank of Atlanta stock      3,141      3,141       2,914      2,914

     Loans

     Fair values are estimated for portfolios of loans with similar financial characteristics. Mortgage loans are segregated by type, including but not limited to residential, commercial, and construction. Consumer and other loans are segregated by type, including but not limited to automobile loans, home equity lines of credit and commercial. Each loan category may be segmented, as appropriate, into fixed and adjustable interest rate terms, ranges of interest rates, performing and nonperforming, and repricing frequency.

     The fair value of each loan portfolio is calculated by discounting both scheduled and unscheduled cash flows through the remaining contractual maturity using the origination rate that the Company would charge under current conditions to originate similar financial instruments. Unscheduled cash flows take the form of estimated prepayments and are generally based upon anticipated experience derived from current and prospective economic and interest rate environments. For certain types of loans, anticipated prepayment experience exists in published tables from securities dealers. The estimated fair value of loans held for sale is based on the terms of the related sale commitments.

     The fair value of significant nonperforming mortgage loans is based on recent external appraisals of related real estate collateral, or estimated cash flows and are discounted using a rate commensurate with the credit risk associated with those cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information. The fair value of nonperforming consumer loans is based on the Company's historical experience with such loans.

     The following table represents the carrying value and estimated fair value of loans receivable at July 31:

                                                    1996                   1995
                                            ---------------------  ---------------------
                                            Carrying   Estimated   Carrying   Estimated
                                              Value    Fair Value    Value    Fair Value
                                            --------   ----------  --------   ----------
                                                           (In Thousands)
Mortgage loans                              $242,668     237,499     214,111     206,351
Construction and land development loans       22,666     22,666       11,333      11,083
Consumer and other loans                      17,120     16,891       13,006      12,560
                                             282,454     277,056     238,450     229,994
Less allowance for possible losses             4,412          -       (6,361)          -
  Total loans                              $ 278,042     277,056     232,089     229,994

     Deposits and Borrowings

     The fair value of deposits with no stated maturity, such as interest-bearing or non-interest-bearing checking accounts, passbook, money fund accounts and mortgage escrow accounts, is equal to the amount payable upon demand. The fair value of certificates of deposit is based on the lower of redemption (net of penalty) or discounted value of contractual cash flows. Discount rates for certificates of deposit are estimated using the rates currently offered by the Company for deposits of similar remaining maturities.

     The fair value of advances from the FHLBA is based on the discounted value of contractual cash flows. Discount rates are estimated using the rates currently offered for advances with both similar contractual terms and remaining maturities.

     For securities sold under agreements to repurchase the carrying amount is a reasonable estimate of fair value, as the agreements mature within 90 days.

     The following table represents the carrying value and estimated fair value of deposits and borrowings at July 31:

                                                    1996                   1995
                                            ---------------------  ---------------------
                                            Carrying   Estimated   Carrying   Estimated
                                              Value    Fair Value    Value    Fair Value
                                            --------   ----------  --------   ----------
                                                           (In Thousands)
Mortgage escrow accounts and
 deposits with no stated maturities         $98,724      98,724     105,559     105,559
Certificates of deposit                     216,119     219,024     210,906     212,310
Securities sold under agreements to
 repurchase                                  34,445      34,420      34,338      34,338
Advances from the Federal Home
 Loan Bank of Atlanta                        62,824      62,029      44,137      43,881

(17) Regulatory Matters

     The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund, insures deposits of account holders up to $100,000. The Bank pays an annual premium to provide for this insurance. The Bank is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta equal to at least 1% of the unpaid principal balances of its residential mortgage loans, .3% of its total assets or 5% of its outstanding advances from the Bank, whichever is greater. Purchases and sales of stock are made directly with the Bank at par value.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of July 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     The most recent notification from the Office of Thrift Supervision
(OTS) categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented in the table (in thousands).



(a)     Percentage of capital to average assets.

(b) Percentage of capital to average assets for actual and capital adequacy purposes and percentage of capital to risk weighed assets to be well capitalized under prompt corrective action provisions.

(c)     Percentage of capital to risk weighted assets.

(18) Condensed Financial Information (Parent Company Only)

     Summarized financial information for the Company are as follows as of and for the year ended July 31, 1996 (in thousands):

     Statement of Financial Condition
     Cash                                      $ 6,709
     Equity in net assets of the Bank           42,261
     Note receivable - Bank                      1,629
                                               $50,599

     Accrued expenses and other liabilities    $     1
     Stockholders' equity                       50,598
                                               $50,599
     Statement of Income
     Income from note receivable               $   107
     Expenses                                      137
     Loss before equity in net income
      of subsidiary and income taxes               (30)
     Equity in net income of subsidiary          1,564
     Income before income taxes                  1,534
     Income taxes (benefit)                        (12)
     Net income                                $ 1,546
     Statement of Cash Flows
     Operating activities:
       Net income                              $ 1,546
       Adjustments to reconcile net
        income to net cash provided
        by operating activities:
         Equity in net income of
          subsidiary                            (1,564)
         Other, net                                  1
          Net cash used in operating
           activities                              (17)
     Investing activities:
       Purchase of stock of subsidiary          (8,899)
       Loan to fund ESOP                        (1,746)
       Loan repayment                              117
     Net cash used in investing activities     (10,528)
     Financing activities:
       Proceeds from common stock
        offering net of expenses                21,040
       Common stock acquired by ESOP            (1,746)
       Purchase of treasury stock               (2,040)
         Net cash provided by financing
          activities                            17,254
     Increase in cash and equivalents            6,709
     Cash and equivalents, beginning of year         -
     Cash and equivalents, end of year         $ 6,709
/TABLE

Independent Auditors' Report

The Board of Directors
American National Bancorp, Inc.
Baltimore, Maryland:


We have audited the accompanying consolidated statements of financial condition of American National Bancorp, Inc. and subsidiary (the Company) as of July 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American National Bancorp, Inc. and subsidiary as of July 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1996, in conformity with generally accepted accounting principles.




Baltimore, Maryland
September 5, 1996

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected quarterly financial data for the years ended July 31 is as follows:

                         First     Second      Third     Fourth
                        Quarter    Quarter    Quarter    Quarter
                          (In thousands except per share data)
1996:
Interest income         $8,171      8,252      8,324     8,671
Net interest income      2,776      3,139      3,424     3,526
Provision for
 loan losses               290        210         62       210
Income before provision
 or income taxes           285        596      1,020       446
  Net income               183        431        673       259
Net income per common
 share (from date of
 conversion)            $ N/A         .11        .18       .07

1995:
Interest income         $7,295      7,524      8,095     8,055
Net interest income      3,041      2,810      3,144     2,751
Provision for loan
 losses                  1,850        300        942       294
Income (loss) before
 provision for income
 taxes                    (813)       537         (5)      241
Net income (loss)         (480)       343        (30)      177
Net income (loss) per
 common share           $ (.23)       .17       (.02)      .08

                 CORPORATE INFORMATION

Annual Meeting. The Annual Meeting of Stockholders will be held at 4:00 p.m., on November 21, 1996, at the Company's main office at 211 North Liberty Street, Baltimore, Maryland.

Stock Listing. The Company's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "ANBK."

Board of Directors
Howard K. Thompson, Chairman
A. Bruce Tucker
Lenwood M. Ivey
Jimmie T. Noble
David L. Pippenger
Joseph M. Solomon
Betty J. Stull

Officers

A. Bruce Tucker, President and Chief Executive Officer
Joseph M. Solomon, Executive Vice President and Chief Operating Officer Mark S. Barker, Senior Vice President
Howard I. Scaggs, III, Senior Vice President
James M. Uveges, Senior Vice President and Chief Financial Officer Susan C. Arrington, Vice President
Linda L. Farndon, Vice President
Eugene P. Helldorfer, Vice President
Robert F. Hickey, Vice President
Karen S. Harrity, Controller
Mary Jayne Engelhardt, Counsel

Special Counsel
Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Washington, D.C. 20015

Independent Auditor
KPMG Peat Marwick LLP
111 South Calvert Street
Baltimore, Maryland 21202

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Consolidation of Multiple Accounts. Stockholders who receive multiple dividend checks or quarterly reports probably have duplicate accounts with the Company. These may be consolidated into a single, more convenient account by contacting the Transfer Agent.

Annual Report on Form 10-K. A copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996 will be furnished without charge to stockholders upon written request to the Corporate Secretary, American National Bancorp, Inc., 211 North Liberty Street, Baltimore, Maryland 21201, (410) 752-0400.

Branch Locations

Baltimore - (410) 752-0400
211 North Liberty Street
Baltimore, Maryland 21201

Towson - (410) 825-5330
Towson Town Center
825 Dulaney Valley Road
Suite 275
Baltimore, Maryland 21204

Perry Hall - (410) 256-6700
Perry Hall Square Shopping Center
4371 Ebenezer Road
Baltimore, Maryland 21236

Pikesville - (410) 764-6841
Fallstaff Shopping Center
6832 Reisterstown Road
Baltimore, Maryland 21215

Glen Burnie - (410) 761-4545
Harundale Mall
206 Harundale Mall
Glen Burnie, Maryland 21061

Ellicott City - (410) 461-1500
Valley Mede Plaza
9469 Baltimore National Pike
Ellicott City, Maryland 21043

Eastpoint - (410) 285-6671
7848 Eastpoint Mall
Baltimore, Maryland 21224

Reisterstown/Owings Mills - (410) 526-4400
11700 Reisterstown Road
Reisterstown, Maryland 21136

Catonsville/Woodlawn - (410) 788-9214
2 West Rolling Crossroads, Suite 110
(North Rolling Road at Johnnycake)
Baltimore, Maryland 21228